Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Financial Statements (Unaudited)

March 31, 2011

(With Independent Auditor’s Review Report Thereon)

Independent Auditor’s Review Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
Reviewed financial statements
We have reviewed the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) as of March 31, 2011 and December 31, 2010 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2011 and 2010 and a summary of significant accounting policies and other explanatory notes.
Management’s responsibility
Management is responsible for the preparation and fair presentation of this interim financial information. The Group’s management is also responsible for the internal controls determined necessary to prepare the consolidated financial statements free of material misstatements due to error or fraud.
Auditor’s review responsibility
Our responsibility is to issue a report on these consolidated financial statements based on our review.
We conducted our review in accordance with the Review Standards for Quarterly/Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information as of March 31, 2011 is not prepared, in all material respects, in accordance with Korean International Financial Reporting Standards.

KPMG Samjong Accounting Corp.
Seoul, Korea
May 27, 2011

This report is effective as of May 27, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events and circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of March 31, 2011 and December 31, 2010
(Unaudited)

(In millions of won)	Note	2011		2010
Assets
Cash and due from banks	17,28	~~W~~	16,294,385	11,975,064
Trading assets	18,28		9,723,790	9,258,593
Financial assets designated at fair value through profit or loss	19,28		2,155,939	2,208,284
Derivative assets	20		3,192,313	4,106,196
Loans	21		183,231,933	181,347,105
Available-for-sale financial assets	22,28		31,791,842	29,451,909
Held-to-maturity financial assets	22,28		12,596,386	12,528,902
Property and equipment	23,28		2,996,211	2,976,284
Intangible assets	24		4,048,725	3,989,266
Investments in associates	25		317,829	299,812
Deferred tax assets	14		22,264	65,359
Investment property	26		245,800	285,956
Assets held for sale			18,590	21,229
Other assets	27		12,459,321	9,356,793

Total assets			279,095,328	267,870,752

Liabilities
Deposits	29		154,889,709	149,615,281
Trading liabilities	30		837,732	624,358
Financial liabilities designated at fair value through profit or loss	31		2,395,051	1,953,519
Derivative liabilities	20		2,836,539	3,535,174
Borrowings	33		19,135,302	18,085,459
Debt securities issued	32		39,570,346	40,286,268
Liability for defined benefit obligations	34		179,362	170,052
Provisions	36		805,771	859,357
Deferred tax liabilities	14		146,739	183,500
Liabilities under insurance contracts	37		9,526,782	8,986,380
Other liabilities	39		21,197,646	16,376,179

Total liabilities			251,520,979	240,675,527

Equity	40
Capital stock			2,589,553	2,589,553
Capital surplus			8,834,971	8,834,971
Capital adjustments			(390,853)	(390,853)
Accumulated other comprehensive income			1,667,084	1,629,495
Retained earnings	41		12,409,305	12,071,221

Total equity attributable to equity holders of Shinhan Financial Group Co.,Ltd.			25,110,060	24,734,387
Non-controlling interest	40		2,464,289	2,460,838

Total equity			27,574,349	27,195,225

		~~W~~	279,095,328	267,870,752

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

(In millions of won, except earnings per share)	Note	2011		2010
Interest income		~~W~~	3,243,817	3,205,154
Interest expense			(1,529,763)	(1,610,517)

Net interest income	6		1,714,054	1,594,637

Fee and commission income			858,470	818,353
Fee and commission expense			(412,173)	(349,976)

Net fee and commission income	7		446,297	468,377

Net insurance income	37		(30,827)	(10,299)
Dividend income	8		123,798	79,816
Net trading income	9		29,576	153,380
Net foreign currency transaction gain			117,861	141,000
Net loss on financial instruments designated at fair value through profit or loss	10		(38,211)	(23,507)
Net gain on sale of investment securities	22		162,482	218,232
Net impairment loss on financial assets	11		(231,999)	(214,919)
General and administrative expenses	12		(903,928)	(885,914)
Other operating income, net	13		(131,876)	(257,046)

Operating income	16		1,257,227	1,263,757

Equity in income of associates	25		12,824	1,742

Income before income taxes			1,270,051	1,265,499

Income tax expense	14		301,692	303,394

Net income for the period			968,359	962,105

Other comprehensive income for the period, net of income tax
Foreign currency translation differences for foreign operations			(39,469)	(42,192)
Net change in fair value of available-for-sale financial assets			62,505	100,388
Share of the other comprehensive income of associates			(50)	2,139
Net gain (loss) on cash flow hedges			14,667	5,574
The other comprehensive income of separate account			(517)	1,121

	40		37,136	67,030

Total comprehensive income for the period			1,005,495	1,029,135

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income, Continued
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

(In millions of won, except earnings per share)	Note	2011		2010
Net income attributable to:
Equity holders of Shinhan Financial Group Co.,Ltd.	41		924,320	917,506
Non-controlling interest			44,039	44,599

			968,359	962,105

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co.,Ltd.			961,909	983,366
Non-controlling interest			43,586	45,769

			1,005,495	1,029,135

Earnings per share:
Basic earnings per share in won	15	~~W~~	1,829	1,815

Diluted earnings per share in won	15	~~W~~	1,788	1,774

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

					Accumulated
					other		Non-
	Capital		Capital	Capital	comprehensive	Retained	Controlling
(In millions of won)	stock		surplus	adjustments	income	earnings	interest	Total
Balance at January 1, 2010	~~W~~	2,589,553	8,834,971	(390,866)	1,437,048	9,806,764	2,464,923	24,742,393
Income for the period		—	—	—	—	917,506	44,599	962,105
Other comprehensive income, net of income tax
Foreign currency translation differences		—	—	—	(42,031)	—	(161)	(42,192)
Net change in fair value of available-for-sale financial assets		—	—	—	99,057	—	1,331	100,388
Share of the other comprehensive income of associates		—	—	—	2,139	—	—	2,139
Net gain on cash flow hedges		—	—	—	5,574	—	—	5,574
The other comprehensive income of separate account		—	—	—	1,121	—	—	1,121

		—	—	—	65,860	—	1,170	67,030

Total comprehensive income for the period		—	—	—	65,860	917,506	45,769	1,029,135

Transactions with owner, etc
Dividends		—	—	—	—	(420,266)	—	(420,266)
Change in other capital surplus		—	—	(49)	—	—	—	(49)
Change in retained earnings of subsidiaries		—	—	—	—	274	—	274
Change in other non-controlling interest		—	—	—	—	—	(40,914)	(40,914)

		—	—	(49)	—	(419,992)	(40,914)	(460,955)

Balance at March 31, 2010	~~W~~	2,589,553	8,834,971	(390,915)	1,502,908	10,304,278	2,469,778	25,310,573

Balance at January 1, 2011	~~W~~	2,589,553	8,834,971	(390,853)	1,629,495	12,071,221	2,460,838	27,195,225
Income for the period		—	—	—	—	924,320	44,039	968,359
Other comprehensive income, net of income tax
Foreign currency translation differences		—	—	—	(39,387)	—	(82)	(39,469)
Net change in fair value of available-for-sale financial assets		—	—	—	62,876	—	(371)	62,505
Share of the other comprehensive income of associates		—	—	—	(50)	—	—	(50)
Net gain on cash flow hedges		—	—	—	14,667	—	—	14,667
The other comprehensive income of separate account		—	—	—	(517)	—	—	(517)

		—	—	—	37,589	—	(453)	37,136

Total comprehensive income for the period		—	—	—	37,589	924,320	43,586	1,005,495

Transactions with owner, etc.
Dividends		—	—	—	—	(586,236)	—	(586,236)
Change in other non-controlling interest		—	—	—	—	—	(40,135)	(40,135)

		—	—	—	—	(586,236)	(40,135)	(626,371)

Balance at March 31, 2011	~~W~~	2,589,553	8,834,971	(390,853)	1,667,084	12,409,305	2,464,289	27,574,349

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIAIRES
Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

(In millions of won)	Note	2011		2010
Cash flows from operating activities
Net income for the period		~~W~~	968,359	962,105
Adjustments for:
Net interest income			(69,270)	(51,113)
Net fee and commission income			32,070	39,504
Net insurance income			636,588	400,683
Net trading income			45,544	(10,262)
Net foreign currency transaction loss			6,381	4,726
Net loss on financial assets designated at fair value through profit or loss			38,774	24,455
Gain on disposal of investment securities			(162,482)	(218,232)
Net Impairment loss on financial assets			231,999	214,919
Salaries expenses			32,679	30,536
Depreciation and amortization			70,609	80,063
Other operating income, net			(78,821)	80,342
Income tax expenses			11,479	77,930

			1,763,909	1,635,656

Changes in assets and liabilities:
Trading assets			(367,596)	(2,701,761)
Financial instruments designated at fair value through profit or loss			(121,334)	(28,875)
Derivative assets			54,859	(300,870)
Loans			(2,914,123)	1,270,461
Other assets			(2,976,547)	(1,766,778)
Deposits			5,511,464	6,719,005
Liability for defined benefit obligations			(20,207)	(5,013)
Provision			(634)	(23,406)
Liabilities under insurance contracts deposits			(1,554)	(230)
Other liabilities			4,663,194	3,177,996

			3,827,522	6,340,529

Net cash provided by operating activities		~~W~~	5,591,431	7,976,185

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIAIRES
Consolidated Statements of Cash Flows, Continued
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

(In millions of won)	Note	2011		2010
Cash flows from investing activities
Proceeds from financial assets designated at fair value through profit or loss		~~W~~	174,000	15,924
Proceeds from available-for-sale financial assets			11,636,869	14,636,705
Proceeds from held-to-maturity financial assets			290,626	419,858
Sale of property and equipment			11,336	3,502
Sale of intangible assets			585	627
Sale of investments in associates			1,429	2,100
Sale of investment property			10	8
Sale of assets held for sale			1,968	2,719
Acquisition of investment deposits			(724,220)	(250,309)
Acquisition of financial assets designated at fair value through profit or loss			(1,428)	(279,623)
Acquisition of available-for-sale financial assets			(13,732,689)	(16,612,683)
Acquisition of held-to-maturity financial assets			(369,673)	(1,101,144)
Acquisition of property and equipment			(47,794)	(34,595)
Acquisition of intangible assets			(77,728)	(5,631)
Acquisition of investments in associates			(9,970)	(33,300)
Acquisition of investment property			(3,850)	(216)
Increase (decrease) in guarantee deposits			(83,909)	118,801

Net cash used in investing activities			(2,934,438)	(3,117,257)

Cash flows from financing activities
Proceeds from borrowings			5,590,915	5,273,503
Repayment of borrowings			(3,889,524)	(6,696,404)
Proceeds from issue of debt securities			2,167,210	4,159,526
Repayment of debt securities			(2,741,131)	(5,676,985)
Dividends paid			(36,436)	(19,356)
Increase in derivatives			53,331	—
Decrease in non-controlling interest			(40,136)	(40,915)

Net cash provided by (used in) financing activities			1,104,229	(3,000,631)

Effect of exchange rate fluctuations on cash and cash equivalents held			(161,581)	(25,128)

Net increase in cash and cash equivalents			3,599,641	1,833,169

Cash and cash equivalent at beginning of period			8,645,901	10,819,540

Cash and cash equivalent at end of period	42	~~W~~	12,245,542	12,652,709

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
1.	Reporting entity
Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:
(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving exchange of Shinhan Financial Group’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas AMC (formerly, Shinhan BNP Paribas Investment Trust Management Co., Ltd.). Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2011 and December 31, 2010 are as follows:

				Ownership (%)
Investor	Investee	Country	Closing date	2011	2010
Shinhan Financial Group	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	March 31	100.0	100.0
”	Shinhan Life Insurance Co., Ltd	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	December 31	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity, Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas AMC	”	March 31	65.0	65.0
”	SHC Management Co., Ltd.	”	December 31	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank	Cambodia	”	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.	Korea	”	89.6	89.6
”	SBJ Bank	Japan	March 31	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	December 31	100.0	100.0
”	Shinhan National Pension Service Private Equity Fund 1st	Korea	”	26.7	26.7
”	Shinhan Private Equity Fund 2nd	”	”	26.1	26.1
”	Shinhan Corporate Restructuring Fund 7th	”	”	58.8	58.8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
1.	Reporting entity, continued

				Ownership (%)
Investor	Investee	Country	Closing date	2011	2010
Shinhan Investment Corp.	Shinhan Investment Corp. Europe Ltd.	UK	March 31	100.0	100.0
”	Shinhan Investment Corp. America Inc.	USA	December 31	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
”	Shinhan Maritime Private Equity Fund	Korea	”	7.1	7.1
Shinhan Life Insurance Co., Ltd	Shinhan National Pension Service Private Equity Fund 1st	”	”	3.3	3.3
”	Shinhan Private Equity Fund 2nd	”	”	4.4	4.4
Shinhan Capital Co., Ltd.	Shinhan Corporate Restructuring Fund 7th	”	”	29.4	29.4
”	SHC 1st New Technology Fund	”	”	42.5	42.5
Jeju Bank	Shinhan National Pension Service Private Equity Fund 1st	”	”	1.7	1.7
”	Shinhan Corporate Restructuring Fund 7th	”	”	4.9	4.9
Shinhan Private Equity, Inc.	Shinhan National Pension Service Private Equity Fund 1st	”	”	5.0	5.0
”	Shinhan Private Equity Fund 2nd	”	”	2.2	2.2
Shinhan National Pension Service Private Equity Fund 1st	Symphony Energy Co., Ltd.	”	”	77.6	77.6
Shinhan Private Equity Fund 2nd	SHPE Holdings One Limited	”	”	100.0	100.0
”	SHPE Holdings Two Limited	”	”	100.0	100.0
SHPE Hondings Two	HKC&T Co., Ltd.	”	”	100.0	100.0
Shinhan BNP Paribas AMC	Shinhan BNP ASSET MGT HK Ltd.	Hong Kong	”	100.0	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
2.	Basis of preparation
(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements.

Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Group’s financial position, results of operations, changes in equity or cash flows, is not presented in the accompanying consolidated financial statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	investment property is measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	the liability for defined benefit obligations is recognized as the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains, less unrecognized past service cost and unrecognized actuarial losses
(c)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which are the controlling company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening K-IFRS statement of financial position at January 1, 2010 for the purposes of the transition to K-IFRSs, unless otherwise indicated.

An explanation of how the transition to K-IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in note 44.

The accounting policies have been applied consistently by Group entities.
(a)	Basis of consolidation
i)	Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

ii)	Special purpose entities

The Group has established a number of special purpose entities (SPEs) for trading and investment purposes. The Group does not have any direct or indirect shareholdings in these entities. An SPE is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards, the Group concludes that it controls the SPE. SPEs controlled by the Group were established under terms that impose strict limitations on the decision-making powers of the SPEs’ management that result in the Group receiving the majority of the benefits related to the SPEs’ operations and net assets, being exposed to the majority of risks incident to the SPEs’ activities, and retaining the majority of the residual or ownership risks related to the SPEs or their assets.

iii)	Investments in associates and jointly controlled entities (associates)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50% of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Investments in associates and jointly controlled entities are accounted for using the equity method (associates) and are recognized initially at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses and equity movements of associates, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
iv)	Jointly controlled operations

A jointly controlled operation is a joint venture carried on by each venturer using its own assets in pursuit of the joint operations. The consolidated financial statements include the assets that the Group controls and the liabilities that it incurs in the course of pursuing the joint operation, and the expenses that the Group incurs and its share of the income that it earns from the joint operation

v)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
(b)	Foreign currency
i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to won at exchange rates at the reporting date. The income and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to won at exchange rates at the dates of the transactions.

The income and expenses of foreign operations in hyperinflationary economies are translated to won at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

Foreign currency differences are recognized in other comprehensive income. Since January 1, 2010, the Group’s date of transition to K-IFRSs, such differences have been recognized in the translation reserve.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii)	Hedge of net investment in foreign operation

The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operation and the parent entity’s functional currency (won), regardless of whether the net investment is held directly or through an intermediate parent.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective, and are presented within equity in the translation reserve. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
(c)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(d)	Non-derivative financial assets

Financial assets are classified into financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity financial assets. Financial assets are recognized in the consolidated financial statements when the Group becomes a party to the contractual provisions of the instrument.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.
i)	Financial assets at fair value through profit or loss

These financial assets include a financial asset held for trading or designated at fair value through profit or loss upon initial recognition. These financial assets are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the acquisition are immediately expensed in the period.

ii)	Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative assets with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity. They are carried at amortized cost using the effective interest method after their initial recognition.

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
iv)	Available-for-sale financial assets

Available-for-sales financial assets are the non-derivative financial assets not classified into financial assets at fair value through profit or loss or loans and receivables. They are measured at fair value after their initial recognition.

v)	Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a consolidated asset or liability.

vi)	Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
(e)	Impairment of financial assets

The Group assess at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that financial assets are impaired includes significant financial difficulty of the borrower or issuer, default or delinquency in interest or principal payments, restructuring of a loan or a concession granted by the Group, which the Group would not otherwise consider, indications that a borrower or issuer will enter bankruptcy or other financial reorganization, or observable data such as an increased number of delayed payments indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
i) Loans and receivables
The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If interest rate of loans and receivables is floating rate, a discount rate used to evaluate impairment loss is current effective interest rate defined in an agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

In assessing collective impairment , the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data (e.g. impairment loss of collective assets and unemployment rate, asset price, commodity price, payment status and other variables representing the size of implement loss). Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
ii) Available-for-sale financial assets
Impairment losses on available-for-sale financial assets are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in the fair value reserve in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss. Changes in impairment provisions attributable to time value are reflected as a component of interest income.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

iii) Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.
(f)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125%. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.
(g)	Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The Group elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
The estimated useful lives for the current and comparative periods are as follows:

	Useful lives	Depreciation method
Buildings	40 years	Straight line method
Other property	4~5 years	Straight line method
Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

The gain or loss on sale of the property and equipment is determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized within other operating income or expense.

(h)	Intangible assets
i)	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets.

In respect of acquisitions prior to 1 January 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous K-GAAP.

Goodwill is measured at cost less accumulated impairment losses. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the equity accounted investee.

ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after January 1, 2010. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
iii)	Other intangible assets

Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

iv)	Amortization

Amortization is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

•	Software	5 years
•	Patents and trademarks	5 years
•	Capitalized development costs	5 years
•	Other intangible assets	5 years or contract periods
The estimated useful life of an intangible asset in a service concession arrangement is the period from when the Group is able to charge the public for the use of the infrastructure to the end of the concession period. Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.
(g)	Investment property

Investment property is property held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business, use in the production or supply of goods or services or for administrative purposes. Investment property is measured at fair value with any change therein recognized in profit or loss.

When the use of a property changes such that it is reclassified as property, plant and equipment, its fair value at the date of reclassification becomes its cost for subsequent accounting.

(h)	Leased assets

i) Classification of a lease

A finance lease is a lease that transfers substantially all of the risks and rewards incidental to ownership of the leased asset from the lessor to the lessee; title to the asset may or may not transfer under such a lease. An operating lease is a lease other than a finance lease.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
ii) Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii) Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.
(i)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than investment property, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.
(j)	Non-derivative financial liabilities
Depending on commitments in a contract and definition of financial liabilities, the non-derivative financial liabilities are categorized as either at fair value through profit or loss or other financial liabilities.
i)	Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss include a financial liability held for trading or designated at fair value through profit or loss upon initial recognition. These financial liabilities are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the issuance or acquisition are immediately expensed in the period.

ii)	Other financial liabilities

The financial liabilities not classified as at fair value through profit or loss are classified into other financial liabilities. The liabilities are measured at a fair value minus cost relating to issuance upon initial recognition. Then, they are carried at amortized cost, using the effective interest rate method.

Only when financial liabilities become extinct, or obligations in a contract are cancelled or terminated, they are derecognized from the Group’s consolidated statement of financial position.
(k)	Employee benefits
i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ii)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
iii)	Defined benefit plans
A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit pension plans is calculated consolidatedly for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group. An economic benefit is available to the Group if it is realizable during the life of the plan, or on settlement of the plan liabilities.
When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.
The Group recognizes all actuarial gains and losses arising from defined benefit plans in profit or loss.
iv) Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.
v) Termination benefits
Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
vi)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

Share-based payment arrangements in which the Group receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Group.
(l)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(m)	Financial guarantee contract

Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee liabilities are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee. The financial guarantee liability is subsequently carried at the higher of this amortized amount and the present value of any expected payment when a payment under the guarantee has become probable. Financial guarantees are included within other liabilities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
(n)	Policy reserves

The Group accounts for policy reserves based on the Insurance Business Law and other related Insurance Supervisory Regulation. These policy reserves are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission of the Korea, of which the details are as follows:

Premium reserve

Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

Unearned premium reserve

Unearned premium reserve refers to premium for subsequent periods, but collected before the reporting date.

Reserve for outstanding claims

Reserve for outstanding claims is an estimate of losses for insured events that have occurred prior to the reporting date but the corresponding actual claims have not yet been settled or determined.

Reserve for participating policyholders’ dividends

Reserve for participating policyholder’s dividends are recorded to account for the difference in actual investment yields, mortality rates or morbidity rates and operating expense rates from the initial rates in each policy payable to participating policyholders. In addition, it includes a reserve for long-term maintenance dividends to discourage cancellations.

Dividend reserve for policyholders’ income participation

Dividend reserve for policyholders’ income participation refers to the amount reserved depending on the business performance for the purpose of appropriating it for future dividends to policyholders.

Reserve for reinsurance premium

If the Group reinsures its insurance contracts, the recoverable amount from the reinsurance company is recorded as a deduction against the policy reserves.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
(o)	Financial income and expense
i)	Interest

Interest income and expense are recognised in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

ii)	Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Other fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognised as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognised on a straight-line basis over the commitment period.

Other fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii)	Dividends

Dividend income is recognized when the right to receive income is established. Usually this is the ex-dividend date for equity securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
(p)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

The Group has filed with the Korean tax authorities a national income tax return under the consolidated corporate tax system, which allows national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(q)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
4.	Financial risk management
(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.
i)	Risk management principles

The Group risk management is guided by the following core principles:
•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.
ii)	Organization

Risk management system is organized along the following hierarchy: the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee consists of directors of the controlling company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the board of directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
4.	Financial risk management, continued
(a)	Overview, continued

Group Risk Management Council consists of the Group’s chief risk officer, risk management team head, and risk officers of each of the Group’s subsidiaries. The Group Risk Management Council provides a forum for risk management executives from each subsidiary to discuss the Group’s groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies. Specifically, the Group Risk Management Council deliberates on the following: (i) changes in risk management policies and strategies for each subsidiary, (ii) matters warranting discussion of risk management at the Group level and cooperation among the subsidiaries, (iii) the effect of external factors on the groupwide risk, (iv) determination of the risk appetite for the Group as a whole and each of subsidiaries, (v) risk limits of the Group as a whole and each of the subsidiaries, (vi) operation of risk measuring systems for the Group as a whole and each of the subsidiaries, (vii) matters requiring joint deliberation in relation to groupwide risk management and (viii) matters related to providing funds to the subsidiaries. The Group Risk Management Council has a sub-council consisting of working-level risk management officers, to discuss the above-related matters in advance.

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations.

Major policies for Shinhan Bank’s credit risk management are determined by the Credit Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Credit Policy Committee is led by the Deputy President and head of the Risk Management Group. The Credit Policy Committee further consists of chief officers from eight business groups. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee which performs credit review evaluations and operates separately from the Credit Policy Committee. Both the Credit Policy Committee and the Credit Review Committee make decisions by a vote of two-thirds or more of the attending members for the respective committees, which must constitute at least two-thirds of the relevant committee members to satisfy the respective quorum.

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council. Shinhan Card’s Risk Management Council is comprised of the heads of Shinhan Card’s business units. Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: ASS (Application Scoring System) and BSS (Behavior Scoring System).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(b)	Credit risk, continued
ii)	Maximum exposure to credit risk

Details of the Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Due from banks and loans		196,574,213	190,780,534
Banks	~~W~~	9,688,446	7,907,141
Retail		72,052,280	71,847,761
Mortgage lending		37,292,133	35,787,146
Other		34,760,147	36,060,615
Government		9,870,648	6,405,296
Corporate		88,336,085	87,664,114
Large company		32,948,026	32,232,500
Small business		45,910,643	45,673,470
Special finance		8,845,923	9,159,916
Other		631,493	598,228
Card receivable		16,626,754	16,956,222
Trading assets		8,776,456	8,336,743
Debt securities		8,776,456	8,336,743
Financial assets designated at fair value through profit or loss		1,800,219	1,833,942
Debt and other securities		910,680	794,096
Due from banks		889,539	1,039,846
Available-for-sale financial assets		25,126,627	22,247,767
Debt securities		25,126,627	22,247,767
Held-to-maturity financial assets		12,596,386	12,528,902
Debt securities		12,596,386	12,528,902
Derivative assets		3,192,313	4,106,196
Other financial assets		9,102,901	6,094,399
Financial guarantee contracts		3,389,360	3,526,654
Loan commitments and other liabilities for credit		64,245,037	63,487,552

	~~W~~	324,803,512	312,942,689

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(b)	Credit risk, continued
iii)	Impaired due from banks and loans

Details of due from banks and loans as of March 31, 2011 and December 31, 2010 were as follows:

	2011
			Customers
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	~~W~~	9,730,201	71,665,340	9,870,476	87,148,018	16,317,685	194,731,720
Past due but not impaired		—	435,604	1,761	912,033	507,137	1,856,535
Impaired		—	234,829	54	2,202,891	446,637	2,884,411

		9,730,201	72,335,773	9,872,291	90,262,942	17,271,459	199,472,666
Less : allowance		(41,755)	(283,493)	(1,643)	(1,926,857)	(644,705)	(2,898,453)

	~~W~~	9,688,446	72,052,280	9,870,648	88,336,085	16,626,754	196,574,213

	2010
			Customers
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	~~W~~	7,950,720	71,505,691	6,401,198	87,032,533	16,724,118	189,614,260
Past due but not impaired		—	417,229	35	520,449	440,115	1,377,828
Impaired		—	204,259	4,985	1,983,989	461,477	2,654,710

		7,950,720	72,127,179	6,406,218	89,536,971	17,625,710	193,646,798
Less : allowance		(43,579)	(279,418)	(922)	(1,872,857)	(669,488)	(2,866,264)

	~~W~~	7,907,141	71,847,761	6,405,296	87,664,114	16,956,222	190,780,534

Details of due from banks and loans, net of allowance, that are neither past due nor impaired as of March 31, 2011 and December 31, 2010 were as follows:

	2011
			Customers
	Banks		Retail	Government	Corporate	Card	Total
Grade 1	~~W~~	9,668,876	68,782,914	9,862,479	50,522,604	14,436,675	153,273,548
Grade 2		19,570	2,737,612	6,421	35,810,789	1,546,256	40,120,648

	~~W~~	9,688,446	71,520,526	9,868,900	86,333,393	15,982,931	193,394,196

	2010
			Customers
	Banks		Retail	Government	Corporate	Card	Total
Grade 1	~~W~~	7,887,534	68,638,042	6,393,373	49,025,962	14,826,906	146,771,817
Grade 2		19,607	2,716,138	7,359	37,027,712	1,554,826	41,325,642

	~~W~~	7,907,141	71,354,180	6,400,732	86,053,674	16,381,732	188,097,459

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(b)	Credit risk, continued

Details of due from banks and loans that are past due but not impaired as of March 31, 2011 and December 31, 2010 were as follows:

	2011
			Customers
	Banks		Retail	Government	Corporate	Card	Total
Within 30 days	~~W~~	—	356,605	1,748	582,288	392,632	1,333,273
30~60 days		—	34,026	—	118,485	32,824	185,335
60~90 days		—	27,271	—	53,822	13,035	94,128
More than 90 days		—	274	—	35,209	—	35,483

	~~W~~	—	418,176	1,748	789,804	438,491	1,648,219

Fair value of collateral	~~W~~	—	244,567	—	273,545	35	518,147

	2010
			Customers
	Banks		Retail	Government	Corporate	Card	Total
Within 30 days	~~W~~	—	296,256	35	321,941	334,543	952,775
30~60 days		—	37,859	—	82,524	33,288	153,671
60~90 days		—	64,980	—	46,168	11,645	122,793
More than 90 days		—	2,905	—	36,226	2	39,133

	~~W~~	—	402,000	35	486,859	379,478	1,268,372

Fair value of collateral	~~W~~	—	213,839	—	182,536	26	396,401

Details of impaired due from banks and loans as of March 31, 2011 and December 31, 2010 were as follows:

	2011
			Customers
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	~~W~~	—	113,578	—	1,212,889	205,331	1,531,798
Fair value of collateral		—	81,624	—	897,413	6	979,043

	2010
			Customers
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	~~W~~	—	91,580	4,529	1,123,580	195,013	1,414,702
Fair value of collateral		—	61,787	—	847,783	9	909,579

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(b)	Credit risk, continued
iv)	Credit rating

Details of credit rating of debt securities as of March 31, 2011 and December 31, 2010 were as follows:

	2011
			Financial assets
			designated at fair	Available–for-
			value through	sale financial	Held-to-maturity
	Trading assets		profit or loss	assets	financial assets	Total
AAA	~~W~~	2,729,969	267,761	15,655,605	9,594,448	28,247,783
AA- to AA+		3,198,802	184,647	5,839,698	2,302,962	11,526,109
A- to A+		1,488,988	238,951	1,892,933	483,239	4,104,111
Lower than A-		700,232	168,658	694,616	44,206	1,607,712
Unrated		658,465	50,663	1,043,775	171,531	1,924,434

	~~W~~	8,776,456	910,680	25,126,627	12,596,386	47,410,149

	2010
			Financial assets
			designated at fair	Available–for-	Held-to-
			value through	sale financial	maturity
	Trading assets		profit or loss	assets	financial assets	Total
AAA	~~W~~	2,450,261	189,485	13,050,959	9,303,161	24,993,866
AA- to AA+		3,525,921	131,109	5,360,211	2,545,576	11,562,817
A- to A+		1,512,844	262,299	1,909,649	483,219	4,168,011
Lower than A-		358,052	159,987	882,424	44,238	1,444,701
Unrated		489,665	51,216	1,044,524	152,708	1,738,113

	~~W~~	8,336,743	794,096	22,247,767	12,528,902	43,907,508

v)	Concentration by location

Details of concentration by location of due from banks and loans as of March 31, 2011 and December 31, 2010 were as follows:

	2011
	Banks		Retail	Government	Corporate	Card	Total
Korea	~~W~~	7,820,592	71,685,639	9,803,356	82,802,447	16,619,421	188,731,455
USA		517,348	210,257	—	1,150,338	2,569	1,880,512
UK		229,310	928	—	33,212	82	263,532
Japan		53,316	15,386	5,043	865,271	1,465	940,481
Germany		116,473	2,630	—	193,844	58	313,005
Vietnam		67,116	557	5,068	323,298	9	396,048
China		455,285	6,856	2,941	960,858	866	1,426,806
Other		429,006	130,027	54,240	2,006,817	2,284	2,622,374

	~~W~~	9,688,446	72,052,280	9,870,648	88,336,085	16,626,754	196,574,213

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(b)	Credit risk, continued

	2010
	Banks		Retail	Government	Corporate	Card	Total
Korea	~~W~~	6,526,412	71,361,537	6,306,996	82,249,289	16,948,778	183,393,012
USA		158,427	215,398	—	1,245,819	2,873	1,622,517
UK		160,972	890	—	32,763	60	194,685
Japan		42,413	15,915	62,618	783,623	1,340	905,909
Germany		108,615	2,679	—	18,711	51	130,056
Vietnam		120,624	850	5,024	169,298	13	295,809
China		458,674	124,222	—	1,040,814	874	1,624,584
Other		331,004	126,270	30,658	2,123,797	2,233	2,613,962

	~~W~~	7,907,141	71,847,761	6,405,296	87,664,114	16,956,222	190,780,534

vi)	Concentration by industry sector

Details of concentration by industry sector of due from banks and loans as of March 31, 2011 and December 31, 2010 were as follows:

	2011
	Banks		Retail	Government	Corporate	Card	Total
Finance and insurance	~~W~~	7,580,836	—	9,624,542	4,217,865	56,754	21,479,997
Manufacturing		1,748	—	—	31,820,266	117,928	31,939,942
Retail and wholesale		—	—	—	11,089,963	129,444	11,219,407
Real estate and service		1,275,738	—	2,314	14,479,142	21,361	15,778,555
Construction		3,495	—	—	4,648,724	35,131	4,687,350
Hotel and leisure		—	—	205	3,137,274	4,665	3,142,144
Other		826,629	1,517	243,587	18,942,851	745,919	20,760,503
Retail customers		—	72,050,763	—	—	15,515,552	87,566,315

	~~W~~	9,688,446	72,052,280	9,870,648	88,336,085	16,626,754	196,574,213

	2010
	Banks		Retail	Government	Corporate	Card	Total
Finance and insurance	~~W~~	5,911,555	—	6,094,699	4,416,901	71,678	16,494,833
Manufacturing		21,222	—	—	30,759,892	129,699	30,910,813
Retail and wholesale		—	—	—	10,702,127	110,053	10,812,180
Real estate and service		1,015,665	—	2,491	14,812,743	24,189	15,855,088
Construction		5,992	—	—	4,932,955	35,590	4,974,537
Hotel and leisure		—	—	202	3,122,369	5,330	3,127,901
Other		952,707	1,333	307,904	18,917,127	670,336	20,849,407
Retail customers		—	71,846,428	—	—	15,909,347	87,755,775

	~~W~~	7,907,141	71,847,761	6,405,296	87,664,114	16,956,222	190,780,534

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non- trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than the Won.

For Shinhan Bank’s market risk management, Shinhan Bank’s Risk Management Committee establishes overall market risk management principles for both the trading and non-trading activities of Shinhan Bank. Based on these principles, Shinhan Bank’s Asset & Liability Management Committee assesses and controls market risks arising from trading and non-trading activities. The ALM Committee is the executive decision-making body for Shinhan Bank’s risk management and asset and liability management operations. At least on a monthly basis, the ALM Committee reviews and approves reports, which include the position and VaR with respect to Shinhan Bank’s trading activities and the position, VaR, duration gap and market value analysis and net interest income simulation with respect to its non-trading activities.
i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR, market value-based tool.

Details of trading positions VaR for the three-month period ended March 31, 2011 and for the year ended December 31, 2010 were as follows:

i-1) Shinhan Bank

	2011
	Average		Maximum	Minimum	At March 31
Interest rate	~~W~~	29,721	37,236	19,648	23,870
Equities		9,233	12,132	6,433	12,132
Foreign exchange		45,534	66,040	19,892	26,999
Option volatility		539	850	295	321
Portfolio diversification		(44,641)	(53,553)	(33,247)	(50,301)

	~~W~~	40,386	62,705	13,021	13,021

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(c)	Market risk, continued

	2010
	Average		Maximum	Minimum	At December 31
Interest rate	~~W~~	26,503	44,391	13,305	33,572
Equities		9,709	16,658	6,607	11,430
Foreign exchange		66,697	121,427	45,815	46,136
Option volatility		458	781	212	497
Portfolio diversification		(38,899)	(75,645)	(25,712)	(51,408)

	~~W~~	64,468	107,612	40,227	40,227

i-2) Shinhan Card

	2011
	Average		Maximum	Minimum	At March 31
Interest rate	~~W~~	1,250	2,251	500	500
Foreign exchange		25,107	30,456	23,542	23,880

	~~W~~	26,357	32,707	24,042	24,380

	2010
	Average		Maximum	Minimum	At December 31
Interest rate	~~W~~	1,454	2,701	750	1,000
Foreign exchange		26,052	30,456	23,542	24,097

	~~W~~	27,506	33,157	24,292	25,097

i-3) Shinhan Investment

	2011
	Average		Maximum	Minimum	At March 31
Interest rate	~~W~~	6,054	8,395	3,607	5,796
Equities		5,108	9,056	2,426	5,529
Foreign exchange		1,403	3,051	641	902
Option volatility		709	1,613	115	1,291
Portfolio diversification		(5,729)	(8,797)	(3,042)	(7,068)

	~~W~~	7,545	13,318	3,747	6,450

	2010
	Average		Maximum	Minimum	At December 31
Interest rate	~~W~~	7,362	17,648	2,714	4,362
Equities		5,538	11,226	2,463	2,685
Foreign exchange		1,782	9,256	10	759
Option volatility		1,371	3,854	4	759
Portfolio diversification		(5,990)	(11,512)	(2,178)	(3,308)

	~~W~~	10,063	30,472	3,013	5,257

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(c)	Market risk, continued
i-4) Shinhan Life Insurance

	2011
	Average		Maximum	Minimum	At March 31
Interest rate	~~W~~	673	906	583	647
Equities		3,211	4,893	2,599	3,058
Foreign exchange		68	82	67	68

	~~W~~	3,952	5,881	3,249	3,773

	2010
	Average		Maximum	Minimum	At December 31
Interest rate	~~W~~	761	1,038	623	692
Equities		5,789	8,683	4,100	4,824
Foreign exchange		461	550	449	458

	~~W~~	7,011	10,271	5,172	5,974

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:
•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.
Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

Details of non-trading positions for interest rate VaR and EaR for the three-month period ended March 31, 2011 and for the year ended December 31, 2010 were as follows:

ii-1)	Shinhan Bank

	2011		2010
VaR	~~W~~	272,589	475,925
EaR		447,976	300,789
ii-2)	Shinhan Card

	2011		2010
VaR	~~W~~	315,177	260,783
EaR		47,682	54,079

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(c)	Market risk, continued
ii-3) Shinhan Investment

	2011		2010
VaR	~~W~~	22,823	9,727
EaR		13,579	12,218
ii-4) Shinhan Life Insurance

	2011		2010
VaR	~~W~~	151,981	125,957
EaR		53,170	58,502
iii)	Foreign exchange risk

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

Details of foreign currency denominated assets and liabilities as of March 31, 2011 and December 31, 2010 were as follows:

	2011
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	~~W~~	1,154,142	608,667	132,913	339,299	606,162	2,841,183
Loans		11,821,661	4,327,457	1,201,677	1,207,629	1,428,936	19,987,360
Trading assets		24,209	—	—	—	4,977	29,186
Derivative assets		181,946	9	5,034	2,494	283	189,766
Financial assets designated at fair value through profit or loss		30,431	—	—	—	—	30,431
Available-for-sale financial assets		1,471,017	68,856	142	—	55,250	1,595,265
Held-to-maturity financial assets		2,701	260,974	3,292	—	26,718	293,685
Other financial assets		1,766,010	188,724	114,031	17,740	152,597	2,239,102

	~~W~~	16,452,117	5,454,687	1,457,089	1,567,162	2,274,923	27,205,978

Liabilities
Deposits	~~W~~	4,376,830	4,801,985	352,168	1,005,844	876,282	11,413,109
Derivative liabilities		214,637	1,899	1,533	—	225	218,294
Borrowings		6,312,429	763,517	1,086,307	55,362	338,592	8,556,207
Debt securities issued		4,835,672	213,102	—	—	371,782	5,420,556
Other financial liabilities		2,475,420	159,015	108,433	52,977	87,568	2,883,413

	~~W~~	18,214,988	5,939,518	1,548,441	1,114,183	1,674,449	28,491,579

Net assets (liabilities)	~~W~~	(1,762,871)	(484,831)	(91,352)	452,979	600,474	(1,285,601)
Off-balance derivative exposure		3,314,062	274,720	78,750	—	(367,955)	3,299,577

Net position	~~W~~	1,551,191	(210,112)	(12,602)	452,979	232,522	2,013,978

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(c)	Market risk, continued

	2010
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	~~W~~	1,184,308	608,041	120,488	382,686	638,974	2,934,497
Loans		11,408,253	4,638,485	1,053,247	1,418,446	1,308,845	19,827,276
Trading assets		8,152	—	—	—	10,278	18,430
Derivative assets		237,551	2,714	7,401	—	318	247,984
Financial assets designated at fair value through profit or loss		30,984	—	—	—	—	30,984
Available-for-sale financial assets		1,497,000	70,301	138	—	50,961	1,618,400
Held-to-maturity financial assets		3,054	240,225	9,108	—	27,277	279,664
Other financial assets		499,466	177,272	63,716	21,475	105,923	867,852

	~~W~~	14,868,768	5,737,038	1,254,098	1,822,607	2,142,576	25,825,087

Liabilities
Deposits	~~W~~	4,110,949	5,206,823	333,308	1,129,741	786,149	11,566,970
Derivative liabilities		253,459	1,673	3,122	—	283	258,537
Borrowings		5,890,691	1,012,762	1,000,633	103,168	128,174	8,135,428
Debt securities issued		5,069,944	223,533	151,057	—	390,324	5,834,858
Other financial liabilities		1,018,226	159,113	66,509	130,376	67,572	1,441,796

	~~W~~	16,343,269	6,603,904	1,554,629	1,363,285	1,372,502	27,237,589

Net assets (liabilities)	~~W~~	(1,474,500)	(866,866)	(300,531)	459,322	770,074	(1,412,502)
Off-balance derivative exposure		2,792,706	578,372	252,166	—	(426,428)	3,196,816

Net position	~~W~~	1,318,206	(288,494)	(48,364)	459,322	343,646	1,784,316

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

In addition to liquidity risk management under the normal market situations, the Group has contingency plans to effectively cope with possible liquidity crisis. Liquidity crisis arises when the Group would not be able to effectively manage the situations with its normal liquidity management measures due to, among other reasons, inability to access its normal sources of funds or epidemic withdrawals of deposits as a result of various external or internal factors, including a collapse in the financial markets or abrupt deterioration of our credit. The Group contingency plans corresponding to different stages of liquidity crisis, based on the liquidity indices: “liquidity risk limits”, “early warning indicators” and “monitoring indicators”.

Shinhan Bank applies the following basic principles for liquidity risk management:
•	maintain an appropriate level of liquidity risk through liquidity risk management based on liquidity gap or debt-to-equity ratio at each maturity date;

•	assess and monitor net cash flows by currency and by maturity and continuously evaluate available sources of funds and possibility of disposal of any liquid assets;

•	diversify sources and uses of funds by product and by maturity to prevent excessive concentration in certain periods or products; and

•	prepare contingency plans to cope with liquidity crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(d)	Liquidity risk, continued

	2011
	Less than 1		1~3		6 months~		More than
	month		months	3~6 months	1 year	1~5 years	5 years	Total
Non-derivatives:
Assets
Cash and due from banks	~~W~~	13,436,161	1,092,980	399,084	1,093,628	140,347	394,994	16,557,194
Loans		28,943,047	31,363,990	26,643,696	43,237,888	44,839,790	35,648,056	210,676,467
Trading assets		9,723,790	—	—	—	—	—	9,723,790
Financial assets designated at fair value through profit or loss		1,532,878	17,405	18,357	118,621	471,401	—	2,158,662
Available-for-sale financial assets		27,231,699	375,578	70,269	99,252	59,183	3,959,128	31,795,109
Held-to-maturity financial assets		119,729	276,895	790,847	1,426,881	8,900,314	3,953,963	15,468,629
Other financial assets		5,389,730	718,509	9,538	165,428	2,827,012	188,587	9,298,804

	~~W~~	86,377,034	33,845,357	27,931,791	46,141,698	57,238,047	44,144,728	295,678,655

Liabilities
Deposits	~~W~~	64,676,699	9,890,456	14,031,627	60,671,122	9,089,394	1,531,995	159,891,293
Trading liabilities		837,732	—	—	—	—	—	837,732
Borrowings		7,135,160	4,265,818	2,897,562	1,441,039	3,116,703	908,435	19,764,717
Debt securities issued		1,265,696	2,103,047	3,086,145	7,204,087	27,719,916	4,380,721	45,759,612
Financial liabilities designated at fair value through profit or loss		17,489	83,439	52,906	646,761	1,564,213	30,244	2,395,052
Other financial liabilities		17,233,092	66,418	34,028	632,600	774,687	8,799,634	27,540,459

	~~W~~	91,165,868	16,409,178	20,102,268	70,595,609	42,264,913	15,651,029	256,188,865

Off balance
Financial guarantee contracts	~~W~~	3,389,860	—	—	—	—	—	3,389,860
Loan commitments and others		64,245,037	—	—	—	—	—	64,245,037

	~~W~~	67,634,897	—	—	—	—	—	67,634,897

Derivatives:
Cash inflow	~~W~~	3,021,809	4,921	51,593	781,946	3,022,736	909,077	7,792,082
Cash outflow		2,728,728	13,941	65,890	599,856	2,354,277	522,686	6,285,378

	~~W~~	293,081	(9,020)	(14,297)	182,090	668,459	386,391	1,506,704

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(d)	Liquidity risk, continued

	2010
	Less than		1~3		6 months~		More than
	1 month		months	3~6 months	1 year	1~5 years	5 years	Total
Non-derivatives:
Assets
Cash and due from banks	~~W~~	9,927,526	672,963	549,457	594,714	138,143	318,142	12,200,945
Loans		26,919,195	29,397,162	29,913,106	42,194,379	45,119,654	33,889,495	207,432,991
Trading assets		9,258,593	—	—	—	—	—	9,258,593
Financial assets designated at fair value through profit or loss		1,554,169	16,343	24,029	93,032	624,090	—	2,311,663
Available-for-sale financial assets		25,799,280	13,585	61,231	86,839	73,407	3,419,406	29,453,748
Held-to-maturity financial assets		109,918	284,636	398,010	1,377,999	9,530,473	3,814,723	15,515,759
Other financial assets		3,110,767	334,218	114,788	30,909	2,503,676	196,511	6,290,869

	~~W~~	76,679,448	30,718,907	31,060,621	44,377,872	57,989,443	41,638,277	282,464,568

Liabilities
Deposits	~~W~~	68,525,153	12,310,867	12,418,002	51,827,185	7,976,493	1,136,231	154,193,931
Trading liabilities		624,358	—	—	—	—	—	624,358
Borrowings		7,625,230	2,367,187	2,745,515	2,068,842	2,574,262	1,340,700	18,721,736
Debt securities issued		916,770	2,725,635	2,914,810	8,147,548	27,255,896	3,856,545	45,817,204
Financial liabilities designated at fair value through profit or loss		48,867	120,234	82,310	317,592	1,354,591	29,924	1,953,518
Other financial liabilities		12,623,720	63,706	54,830	603,473	721,707	8,328,676	22,396,112

	~~W~~	90,364,098	17,587,629	18,215,467	62,964,640	39,882,949	14,692,076	243,706,859

Off balance
Finance guarantee contracts	~~W~~	3,527,203	—	—	—	—	—	3,527,203
Loan commitments and other		63,487,552	—	—	—	—	—	63,487,552

	~~W~~	67,014,755	—	—	—	—	—	67,014,755

Derivatives:
Cash inflow	~~W~~	3,781,644	2,795	2,137	730,390	1,534,750	785,986	6,837,702
Cash outflow		3,557,776	323,452	40,591	589,552	1,503,253	403,860	6,418,484

	~~W~~	223,868	(320,657)	(38,454)	140,838	31,497	382,126	419,218

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(e)	Measurement of fair value
i)	Financial instruments measured at amortized cost

The financial instruments measured at amortized cost as of March 31, 2011 and December 31, 2010 were as follows:

	2011
	Book value
			Unamortized
	Balance		balance	Allowance	Total	Fair value
Assets
Cash and due from banks	~~W~~	16,313,242	—	(18,857)	16,294,385	16,282,664
Loans		186,133,817	(22,289)	(2,879,595)	183,231,933	184,236,567
Held-to-maturity financial assets		12,596,386	—	—	12,596,386	12,953,845
Other		9,350,264	(113,302)	(134,038)	9,102,924	9,199,764

		224,393,709	(135,591)	(3,032,513)	221,225,605	222,672,840

Liabilities
Deposits		154,889,709	—	—	154,889,709	155,067,999
Borrowings		19,139,246	(3,944)	—	19,135,302	19,292,414
Debt securities issued		39,624,714	(54,368)	—	39,570,346	39,624,405
Other		18,096,575	(29,648)	—	18,066,927	18,083,095

	~~W~~	231,750,244	(87,960)	—	231,662,284	232,067,913

	2010
	Book value
			Unamortized
	Balance		balance	Allowance	Total	Fair value
Assets
Cash and due from banks	~~W~~	11,989,382	—	(14,318)	11,975,064	11,975,049
Loans		184,248,715	(49,664)	(2,851,946)	181,347,105	183,220,584
Held-to-maturity financial assets		12,528,902	—	—	12,528,902	12,940,976
Other		6,341,355	(118,035)	(128,921)	6,094,399	6,207,240

		215,108,354	(167,699)	(2,995,185)	211,945,470	214,343,849

Liabilities
Deposits		149,615,281	—	—	149,615,281	150,168,433
Borrowings		18,089,441	(3,982)	—	18,085,459	18,225,933
Debt securities issued		40,334,774	(48,506)	—	40,286,268	40,537,353
Other		13,555,541	(28,230)	—	13,527,311	13,546,589

	~~W~~	221,595,037	(80,718)	—	221,514,319	222,478,308

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(e)	Measurement of fair value, continued
ii)	Financial instruments measured at the fair value

Details of financial instruments measured at the fair value by the level in the fair value hierarchy into which the fair value measurement is categorized as of March 31, 2011 and December 31, 2010 were as follows:

	2011
	Level 1		Level 2	Level 3	Total
Assets
Trading assets	~~W~~	2,567,713	7,131,115	24,962	9,723,790
Financial assets designated at fair value through profit or loss		376,213	1,161,688	618,038	2,155,939
Derivative assets		28,208	2,839,201	324,904	3,192,313
Available-for-sale financial assets		12,018,216	17,083,488	2,690,138	31,791,842

	~~W~~	14,990,350	28,215,492	3,658,042	46,863,884

Liabilities
Trading liabilities	~~W~~	837,732	—	—	837,732
Derivative liabilities		33,317	2,625,029	178,193	2,836,539
Financial liabilities designated at fair value through profit or loss		—	—	2,395,051	2,395,051

	~~W~~	871,049	2,625,029	2,573,244	6,069,322

	2010
	Level 1		Level 2	Level 3	Total
Assets
Trading assets	~~W~~	2,211,825	7,038,258	8,510	9,258,593
Financial assets designated at fair value through profit or loss		256,881	1,253,540	697,863	2,208,284
Derivative assets		17,119	3,640,529	448,548	4,106,196
Available-for-sale financial assets		10,094,704	16,965,578	2,391,626	29,451,908

	~~W~~	12,580,529	28,897,905	3,546,547	45,024,981

Liabilities
Trading liabilities	~~W~~	594,181	30,177	—	624,358
Derivative liabilities		25,405	3,243,964	265,804	3,535,173
Financial liabilities designated at fair value through profit or loss		—	340,173	1,613,346	1,953,519

	~~W~~	619,586	3,614,314	1,879,150	6,113,050

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(f)	Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.
5.	Operating segments
(a)	Segment information

The general descriptions by operating segments as of March 31, 2011 and December 31, 2010 are as follows:

Description
Banking	Retail banking	Loans to or deposits from retail customers, wealth management customers, and institutions such as hospitals, airports and schools

	Corporate banking	Loans to or deposits from corporate customers including small or medium sized companies, business related to investment banking and treasury

	Global business	International business

	Others	Administration and trust account management

Credit card		Credit card business

Securities		Securities trading, underwriting and brokerage services

Life insurance		Life insurance and related business

Others		Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
5.	Operating segments, continued
(b)	The following table provides information for each operating segment for the three-month periods ended March 31, 2011 and 2010.

	2011
					Life		Consolidation
	Banking		Credit card	Securities	insurance	Others	adjustment	Total
Net interest income	~~W~~	1,229,128	328,446	46,633	123,073	(15,662)	2,436	1,714,054
Net fee and commission Income		238,774	76,267	80,819	9,659	56,891	(16,113)	446,297
Net other income		(639,399)	(89,315)	(88,514)	(48,314)	1,043,910	(1,081,492)	(903,124)

Operating income		828,503	315,398	38,938	84,418	1,085,139	(1,095,169)	1,257,227

Income for the period	~~W~~	653,018	249,362	25,676	65,409	1,069,074	(1,094,180)	968,359

	2010
					Life		Consolidation
	Banking		Credit card	Securities	insurance	Others	adjustment	Total
Net interest income	~~W~~	1,163,377	291,746	38,879	111,809	(26,442)	15,268	1,594,637
Net fee and commission Income		217,817	117,245	82,586	1,208	61,307	(11,786)	468,377
Net other income		(531,127)	(122,793)	(40,476)	(35,936)	710,481	(779,406)	(799,257)

Operating income		850,067	286,198	80,989	77,081	745,346	(775,924)	1,263,757

Income for the period	~~W~~	652,057	223,657	64,904	58,805	735,238	(772,556)	962,105

6.	Net interest income
Details of net interest income for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Interest income
Cash and due from banks	~~W~~	56,667	41,694
Trading assets		81,980	98,668
Available-for-sale financial assets		233,569	252,887
Held-to-maturity financial assets		163,313	173,103
Loans		2,661,015	2,600,254
Others		47,273	38,548

		3,243,817	3,205,154

Interest expense
Deposits		948,279	999,234
Borrowings		96,458	76,679
Debt securities issued		464,819	519,744
Others		20,207	14,860

		1,529,763	1,610,517

Net interest income	~~W~~	1,714,054	1,594,637

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
7.	Net fees and commission income
Details of net fees and commission income for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Fees and commission income
Credit placement fees	~~W~~	12,640	10,244
Commission received as electronic charge receipt		35,640	34,000
Brokerage fees		130,059	126,566
Commission received as agency		26,985	28,253
Investment banking fees		15,863	17,977
Commission received in foreign exchange activities		40,698	37,707
Asset management fees		16,068	15,068
Gold service		2,563	1,174
Others		100,411	92,217
Credit card fees		477,543	455,147

		858,470	818,353

Fees and commission expense
Credit-related fee		4,327	2,644
Gold service		1,146	241
Others		69,107	111,775
Credit card fees		337,593	235,316

		412,173	349,976

Net fees and commission income	~~W~~	446,297	468,377

8.	Dividend income
Details of dividend income for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Trading assets	~~W~~	2,131	2,020
Available-for-sale financial assets		121,667	77,796

	~~W~~	123,798	79,816

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
9.	Net trading income
Details of net trading income for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Trading assets
Gain (loss) on valuation of debt securities	~~W~~	(5,681)	51,817
Gain (loss) on sale of debt securities		(11,871)	15,126
Gain (loss) on valuation of equity securities		5,587	(2,410)
Gain on sale of equity securities		12,575	12,459

		610	76,992

Trading liabilities
Gain (loss) on valuation of securities sold		859	(718)
Loss on disposition of securities sold		(4,336)	(884)

		(3,477)	(1,602)

Derivatives
Loss on valuation of derivatives		(48,309)	(38,427)
Gain on transaction of derivatives		80,752	116,417

		32,443	77,990

	~~W~~	29,576	153,380

10.	Net gain (loss) on financial instruments designated at fair value through profit or loss
Details of net gain (loss) on financial instruments designated at fair value through profit or loss for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Assets
Cash and due from banks
Gain on valuation	~~W~~	8,320	7,070
Debt securities
Gain (loss) on valuation		(8,187)	8,309
Gain on sale and redemption		8,525	3,608

		338	11,917

Equity securities
Dividend income		563	948
Gain (loss) on valuation		(14,324)	3,000
Gain on sale		4,559	5,075

		(9,202)	9,023

		(544)	28,010

Liabilities
Borrowings
Gain (loss) on valuation		7,980	(30,172)
Loss on disposal and redemption		(45,647)	(21,345)

		(37,667)	(51,517)

	~~W~~	(38,211)	(23,507)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
11.	Net impairment loss (reversal of impairment loss) on financial assets
Details of net impairment loss (reversal of impairment loss) on financial assets for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Impairment loss
Loans	~~W~~	(205,893)	(236,443)
Available-for-sale financial assets		(7,270)	(20,187)
Other		(14,928)	—
Investments in associates		(4,351)	—

		(232,442)	(256,620)

Reversal of impairment loss
Available-for-sale financial assets		443	—
Others		—	41,701

		443	41,701

	~~W~~	(231,999)	(214,919)

12.	General and administrative expenses
Details of general and administrative expenses for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Employee benefits	~~W~~	396,851	373,267
Salaries		359,074	344,015
Severance benefits		34,738	28,926
Termination benefits		3,039	326
Other employee benefits		137,156	116,781
Rent		70,571	68,428
Entertainment		8,430	6,073
Depreciation		53,128	67,442
Amortization		17,481	12,621
Taxes and dues		31,506	29,745
Advertising		41,093	41,805
Research		2,825	2,477
Others		144,887	167,275

	~~W~~	903,928	885,914

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
13.	Other operating income, net
Details of other operating income and other operating expense for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Other operating income
Gain on sale of assets:
Loans	~~W~~	16,564	148
Property and equipment		65	258
Investment property		5	—
Assets held-for-sale		2	—

		16,636	406

Others:
Gain on hedge activity		129,939	188,082
Reversal of allowance for acceptances and guarantee		28,874	8,773
Reversal of other allowance		14,494	820
Gain on trust account		404	1,244
Rental income on investment property		6,382	6,715
Others		57,780	52,120

		237,873	257,754

		254,509	258,160

Other operating expense
Loss on sale of assets:
Loans		850	198
Property and equipment		725	5,058
Assets held-for-sale		415	5

		1,990	5,261

Others:
Loss on hedge activity		183,027	337,553
Contribution to fund		57,593	54,924
Donations		14,606	16,559
Others		129,1689	100,909

		384,395	509,945

		386,385	515,206

	~~W~~	(131,876)	(257,046)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won, except per share data)
14.	Income tax expense
Details of income tax expenses for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Current income tax expense	~~W~~	323,408	211,985
Changes in deferred tax arising from temporary differences		6,333	107,454
Deferred income tax adjustment charged or credited directly to equity		(28,049)	(16,045)

Income tax expenses	~~W~~	301,692	303,394

15.	Earning per share
(a)	Basic earnings per share

	2011		2010
Net income for the period	~~W~~	924,320	917,506
Less: dividends on preferred stock		(56,857)	(56,857)

Net income available for common stock		867,463	860,649
Weighted average number of common shares outstanding		474,199,587	474,199,587

Earnings per share in won	~~W~~	1,829	1,815

(b)	Diluted earnings per share
Details of diluted earnings per share due to dilutive effect for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Ordinary income available for common stock	~~W~~	867,463	860,649
Add: dividends on redeemable convertible preferred stock		6,819	6,819

Diluted net earnings		874,282	867,468

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares(*)		488,920,587	488,920,587

Diluted earnings per share in won	~~W~~	1,788	1,774

(*)	Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares for the three-month period ended March 31, 2011 and 2010 were as follows:

	2011	2010
Weighted average number of common shares	474,199,587	474,199,587
Effect of conversion of convertible redeemable preferred stock	14,721,000	14,721,000

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares	488,920,587	488,920,587

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
16. Operating income
Reconciliation of operating income under previous K-GAAP to K-IFRS for the three-month period ended March 31, 2011 were as follows:

	2011
Previous K-GAAP	~~W~~	1,265,742
Add:rental income		6,382
gains on assets contributed		3,614
Less:donations		(14,606)
others		(3,905)

K-IFRS	~~W~~	1,257,227

17. Cash and due from banks
(a) Cash and due from banks as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Cash and cash equivalent assets:
Cash	~~W~~	2,942,768	2,523,334
Cash equivalent		9,337	18,301

		2,952,105	2,541,635

Deposits in won:
Reserve deposits		5,735,965	3,659,332
Time deposits		—	1,137,398
Certificate of deposit		2,120,556	—
Other		3,104,221	2,057,269

		10,960,742	6,853,999

Deposits in foreign currency:
Deposits		749,454	960,463
Time deposits		977,883	1,238,097
Other		466,756	241,731

		2,194,093	2,440,291

Gold deposits		206,303	153,457
Provisions		(18,858)	(14,318)

	~~W~~	16,294,385	11,975,064

(b) Restricted due from banks

	2011		2010
Deposits in won
Reserve deposits	~~W~~	5,735,965	3,659,332
Other		563,152	261,047

		6,299,117	3,920,379

Deposits in foreign currency		416,899	717,956

	~~W~~	6,716,016	4,638,335

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
18. Trading assets
Details of trading assets as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Debt securities:
Government	~~W~~	1,051,372	680,250
Financial institutions		2,845,746	3,219,525
Corporation		1,552,047	1,498,160
Bills bought		2,814,023	2,589,522
CMA		466,646	329,570
Others		46,622	19,716

		8,776,456	8,336,743

Equity securities:
Stocks		325,255	218,219
Investments		408,308	435,847
Beneficiary certificates		184,189	238,084
Others		29,582	29,700

		947,334	921,850

	~~W~~	9,723,790	9,258,593

19. Financial asset designated at fair value through profit or loss
Details of financial asset designated at fair value through profit or loss as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Deposits	~~W~~	889,539	1,039,846
Debt securities		582,351	446,167
Equity securities		355,720	374,342
Others		328,329	347,929

	~~W~~	2,155,939	2,208,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
20. Derivatives
(a)	Details of the notional amounts of derivatives as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Foreign exchange
Over the counter
Currency forwards	~~W~~	44,780,192	43,943,575
Currency swaps		13,947,738	15,858,075
Currency options		2,268,680	1,674,698

		60,996,610	61,476,348

Exchange traded
Currency futures		7,291	—

		61,003,901	61,476,348

Interest rates
Over the counter
Interest rate swaps		155,933,595	165,593,231
Interest rate options		9,724,103	9,359,103

		165,657,698	174,952,334

Exchange traded
Interest rate futures		134,871	—

		165,792,569	174,952,334

Credit
Over the counter
Credit swaps		69,764	87,742

Equity
Over the counter
Equity swap and forwards		1,561,310	929,064
Equity options		11,934,218	15,170,328

		13,495,528	16,099,392

Exchange traded
Equity futures		24,785	7,261
Equity options		3,287,020	6,799,014

		3,311,805	6,806,275

		16,807,333	22,905,667

Commodity
Over the counter
Swaps and forwards		29,495	20,154
Equity options		120,335	124,533

		149,830	144,687

Exchange traded
Equity options		3,131	1,968

		152,961	146,655

Hedge
Currency forwards		4,861	6,694
Currency swaps		1,752,949	1,539,234
Interest rate swaps		9,313,807	9,967,369

		11,071,617	11,513,297

	~~W~~	254,898,145	271,082,043

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
20. Derivatives, continued
(b)	Fair value of derivatives

Details of fair value of derivative instruments as of March 31, 2011 and December 31, 2010 were as follows:

	2011			2010
	Assets		Liabilities	Assets	Liabilities
Foreign currency
Over the counter
Currency forwards	~~W~~	726,994	541,240	806,149	436,182
Currency swaps		564,007	595,850	722,591	887,874
Currency options		132,371	17,073	150,148	11,568

		1,423,372	1,154,163	1,678,888	1,335,624

Exchange traded
Currency futures		15	16	—	—

		1,423,387	1,154,179	1,678,888	1,335,624

Interest rates
Over the counter
Interest rate swaps		557,912	592,855	757,677	795,412
Interest rate options		35,877	35,582	43,766	44,799

		593,789	628,437	801,443	840,211

Credit
Over the counter
Credit swaps		164	39	350	397

Equity
Over the counter
Equity swap and forwards		41,532	4,003	36,036	2,164
Equity options		883,203	860,475	1,224,591	1,044,626

		924,735	864,478	1,260,627	1,046,790

Exchange traded
Equity options		28,114	33,169	17,118	170,166

		952,849	897,647	1,277,745	1,216,956

Commodity
Over the counter
Swaps and forwards		5,421	7,481	1,417	3,153
Equity options		3,287	2,174	4,124	1,837

		8,708	9,655	5,541	4,990

Exchange traded
Commodity futures		78	132	—	224

		8,786	9,787	5,541	5,214

Hedge
Currency forwards		40	—	131	121
Currency swaps		41,942	36,694	121,224	30,973
Interest rate swaps		171,356	109,756	220,874	105,678

		213,338	146,450	342,229	136,772

	~~W~~	3,192,313	2,836,539	4,106,196	3,535,174

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
20. Derivatives, continued
(c)	Gain (loss) on valuation of derivatives

Gain (loss) on valuation of derivatives for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011			2010
	Gain		Loss	Gain	Loss
Foreign currency
Over the counter
Currency forwards	~~W~~	342,278	439,947	387,377	566,745
Currency swaps		165,367	86,482	443,556	268,218
Currency options		2,514	12,715	9,189	41,712

		510,159	539,144	840,122	876,675

Exchange traded
Currency futures		29	64	—	6,091
Currency options		—	2,553	—	—

		29	2,617	—	6,091

		510,188	541,761	840,122	882,766

Interest rates
Over the counter
Interest rate swaps		264,006	274,448	359,619	378,951
Interest rate options		10,272	10,309	18,468	18,439

		274,278	284,757	378,087	397,390

Exchange traded
Interest rate futures		565	—	3,448	483

		274,843	284,757	381,535	397,873

Credit
Over the counter
Credit swaps		1,405	—	—	146

Equity
Over the counter
Equity swap and forwards		3,898	2,899	51,696	26,057
Equity options		140,190	210,280	127,698	128,837

		144,088	213,179	179,394	154,894

Exchange traded
Equity futures		691	303	1,328	640
Equity options		62,460	3	1,656	2,294

		63,151	306	2,984	2,934

		207,239	213,485	182,378	157,828

Commodity
Over the counter
Swaps and forwards		4,097	4,477	1,189	5,005
Commodity options		—	1,771	983	1,056

		4,097	6,248	2,172	6,061

Exchange traded
Commodity futures		170	—	86	47

		4,267	6,248	2,258	6,108

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
20. Derivatives, continued
(c)	Gain (loss) on valuation of derivatives, continued

	2011			2010
	Gain		Loss	Gain	Loss
Hedge
Currency forwards		160	318	818	31,280
Currency swaps		18,254	47,529	8,053	119,002
Interest rate swaps		39,018	90,002	164,336	55

		57,432	137,849	173,207	150,337

	~~W~~	1,055,374	1,184,100	1,579,500	1,595,058

(d)	Gain (loss) on hedge activity Details of gain (loss) on fair value hedges for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Hedged item	~~W~~	53,384	(165,235)
Hedging instruments		(55,048)	164,195

	~~W~~	(1,664)	(1,040)

21. Loans
(a)	Details of loans as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Household loans	~~W~~	82,494,595	82,620,697
Corporate loans		81,406,714	79,729,129
Public and other		2,791,261	2,771,304
Loans to banks		2,138,644	1,466,726
Card receivables		17,302,603	17,660,859

		186,133,817	184,248,715

Present value discount account		(48,234)	(52,392)
Deferred loan origination costs		25,945	2,728

		186,111,528	184,199,051

Allowance for impairment		(2,879,595)	(2,851,946)

	~~W~~	183,231,933	181,347,105

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
21. Loans, continued
(b)	Changes in allowance for the three-month period ended March 31, 2011 and for the year ended December 31, 2010 were as follows:

	2011				2010
	Loans		Other(**)	Total	Loans	Other(**)	Total
Beginning balance	~~W~~	(2,851,946)	(143,240)	(2,995,186)	(3,114,083)	(215,092)	(3,329,175)
Provision for allowance (reversal of allowance)		(205,893)	(14,928)	(220,821)	(1,342,068)	71,741	(1,270,327)
Write-offs		211,431	3,507	214,938	1,268,676	19,160	1,287,836
Allowance related to loans transferred		44,724	—	44,724	631,542	18,303	649,845
Recoveries		(111,658)	(185)	(111,843)	(464,861)	(433)	(465,294)
Others(*)		33,747	1,928	35,675	168,848	(36,919)	131,929

Ending balance	~~W~~	(2,879,595)	(152,918)	(3,032,513)	(2,851,946)	(143,240)	(2,995,186)

(*)	Debt restructuring, debt-equity swap, and foreign exchange rate, etc

(**)	Included allowance for due from banks and other assets

(c)	Changes in deferred loan origination costs as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Beginning balance	~~W~~	2,728	(94,851)
Increase		(1,690)	(42,437)
Decrease		24,907	140,016
Ending balance	~~W~~	25,945	2,728

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
22. Available-for-sale financial assets and held-to-maturity financial assets
(a)	Details of available-for-sale financial assets and held-to-maturity financial assets as March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Available-for-sale financial assets
Debt securities (*)
Government bonds	~~W~~	5,439,481	6,113,548
Financial institutions bonds		12,503,438	8,996,378
Corporate bonds and others		7,183,708	7,137,841

		25,126,627	22,247,767

Equity securities
Stock		4,704,653	4,500,876
Equity investments		434,037	459,888
Beneficiary certificates		1,444,439	2,161,484
Others		82,086	81,894

		6,665,215	7,204,142

		31,791,842	29,451,909

Held-to-maturity financial assets
Debt securities
Government bonds		6,253,519	6,217,725
Financial institutions bonds		2,449,055	2,327,290
Corporate bonds and others		3,893,812	3,983,887

		12,596,386	12,528,902

	~~W~~	44,388,228	41,980,811

(*)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(b)	Gain (loss) on sale of investment securities for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Gain on sale of available-for-sale financial assets	~~W~~	170,041	219,561
Loss on sale of available-for-sale financial assets		(7,559)	(1,329)

	~~W~~	162,482	218,232

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
23. Property and equipment
Details of property and equipment as of March 31, 2011 and December 31, 2010 were as follows:

	2011
			Accumulated
	Acquisition cost		depreciation	Book value
Land	~~W~~	1,801,311	—	1,801,311
Buildings		904,041	(39,131)	864,910
Other		1,867,136	(1,537,146)	329,990

	~~W~~	4,572,488	(1,576,277)	2,996,211

	2010
			Accumulated
	Acquisition cost		depreciation	Book value
Land	~~W~~	1,781,408	—	1,781,408
Buildings		882,814	(31,421)	851,393
Other		1,861,442	(1,517,959)	343,483

	~~W~~	4,525,664	(1,549,380)	2,976,284

24. Intangible assets
Details of intangible assets as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Goodwill	~~W~~	3,810,684	3,810,684
Software		73,555	77,331
Development cost		72,667	68,862
Other		91,819	32,389

	~~W~~	4,048,725	3,989,266

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
25. Investments in associates
Details of investments in associates as of March 31, 2011 and December 31, 2010 were as follows:

	2011
				Equity	Accumulated
				method	other
	Ownership	Beginning		income	comprehensive		Ending
Investees	(%)	balance		(loss)	income	Others	balance
Cardif Life Insurance	15.00	~~W~~	13,826	(154)	(728)	—	12,944
Aju Capital Co., Ltd.	12.93		34,904	25	—	(4,573)	30,356
Macquarie Shinhan Infrastructure Management	50.00		4,282	1,342	—	—	5,624
Shinhan Vina Bank	50.00		57,833	3,480	(1,610)	—	59,703
Shinhan Corporate Restructuring Fund 5th	50.00		1,212	(833)	290	—	669
Shinhan Corporate Restructuring Fund 8th	25.82		25,407	1,340	—	—	26,747
DCC Corporate Restructuring Fund 1st	24.14		2,023	(1)	—	(1,207)	815
KTB Corporate Restructuring Fund 18th	47.17		10	—	—	—	10
PT Clemont Finance Indonesia	30.00		6,286	101	(26)	—	6,361
Haejin Shipping Co. Ltd.	24.00		996	(94)	14	—	916
APC Fund	25.20		19,998	(116)	2,602	3,193	25,677
Westend Corporate Restructuring Fund	27.59		8,210	1,590	—	—	9,800
TSYoon 2nd Corporate Restructuring Fund	23.26		4,153	22	—	—	4,175
SHC-IMM New Growth Fund	64.52		2,731	(52)	—	2,250	4,929
SHC-AJU 1st Investment Fund	19.23		2,626	347	37	—	3,010
Now IB Fund 6 th	25.00		2,669	58	—	—	2,727
QCP New Technology Fund 20 th	47.17		1,164	—	—	—	1,164
UAMCO., Ltd.	17.50		86,480	4,649	—	—	91,129
Miraeasset 3rd Investment Fund	50.00		4,512	(30)	—	—	4,482
Now IB Fund 8 th	38.46		1,036	25	—	—	1,061
SHC-AJU 2nd Investment Fund	25.00		1,984	(30)	—	—	1,954
Aju-Shinhan 1st Investment Fund	60.00		3,162	1,009	—	—	4,171
Aju-Shinhan 2nd Investment Fund	33.33		—	77	—	1,951	2,028
Stonebridge New growth Investment Fund	23.33		701	(13)	—	—	688
Aju M&A1st Investment Fund	40.00		3,994	(10)	—	—	3,984
Petra Private Equity Fund	23.81		9,613	(50)	—	—	9,563
Pretech Co., Ltd.	30.00		—	142	—	3,000	3,142

		~~W~~	299,812	12,824	579	4,614	317,829

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
25. Investments in associates, continued

	2010
				Equity	Accumulated
				method	other
	Ownership	Beginning		income	comprehensive		Ending
Investees	(%)	balance		(loss)	income	Others	balance
Cardif Life Insurance	15.00	~~W~~	4,400	321	3,105	6,000	13,826
Aju Capital Co., Ltd.	12.93		86,876	745	27,216	(79,993)	34,904
Macquarie Shinhan Infrastructure Management	50.00		4,406	5,624	—	(5,748)	4,282
Shinhan Vina Bank	50.00		53,184	5,956	—	(1,307)	57,833
Shinhan KT Mobile Card	50.00		248	(248)	—	—	—
Shinhan Corporate Restructuring Fund 5th	45.00		5,364	(3,325)	(453)	(374)	1,212
Shinhan Corporate Restructuring Fund 8th	25.82		24,193	1,214	—	—	25,407
DCC Corporate Restructuring Fund 1st	24.14		1,549	1,032	166	(724)	2,023
KTB Corporate Restructuring Fund 18th	47.17		407	(221)	—	(176)	10
High Technology Investment, Ltd.	—		142	(5)	(6)	(131)	—
HTIC Corporate Restructuring Fund 2nd	20.00		3,891	1,318	—	(5,209)	—
PT Clemont Finance Indonesia	30.00		4,906	1,208	172	—	6,286
Haejin Shipping Co. Ltd.	24.00		876	95	25	—	996
APC Fund	25.20		14,396	(1,124)	(366)	7,092	19,998
Westend Corporate Restructuring Fund	27.59		7,942	820	—	(552)	8,210
TSYoon 2nd Corporate Restructuring Fund	23.26		5,001	85	(262)	(671)	4,153
SHC-IMM New Growth Fund	64.52		2,954	(223)	—	—	2,731
SHC-AJU 1st Investment Fund	19.23		2,499	127	—	—	2,626
Now IB Fund 6 th	25.00		—	169	—	2,500	2,669
QCP New Technology Fund 20 th	47.17		—	(1,336)	—	2,500	1,164
UAMCO., Ltd.	17.50		11,992	1,688	—	72,800	86,480
Miraeasset 3rd Investment Fund	50.00		—	(48)	—	4,560	4,512
Now IB Fund 8 th	38.46		—	36	—	1,000	1,036
SHC-AJU 2nd Investment Fund	25.00		—	(16)	—	2,000	1,984
Aju-Shinhan 1st Investment Fund	60.00		—	162	—	3,000	3,162
Stonebridge New growth Investment Fund	23.33		—	1	—	700	701
Aju M&A1st Investment Fund	40.00		—	(6)	—	4,000	3,994
Petra Private Equity Fund	23.81		9,998	(28)	—	(357)	9,613
CKD Starbio Venture Fund	—		1,000	1,301	—	(2,301)	—

		~~W~~	246,224	15,322	29,597	8,669	299,812

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
26.	Investment property
(a)	Details of investment property as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Acquisition cost	~~W~~	256,734	294,827
Accumulated depreciation		(10,934)	(8,871)

Book value	~~W~~	245,800	285,956

(b)	Details of gain (loss) on investment property for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Rental Income	~~W~~	6,382	6,715
Direct operating expenses for investment property that generated rental income		1,334	1,131
27.	Other assets
Details of other assets as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Accounts receivable	~~W~~	4,966,841	2,339,352
Domestic exchange settlement debit		1,602,443	1,242,426
Guarantee deposits		1,382,260	1,377,332
Accrued income		1,301,414	1,295,290
Prepaid expense		209,121	167,926
Suspense payments		127,287	114,671
Sundry assets		68,850	73,621
Prepaid income tax payments		9,130	10,656
Separate account assets		1,788,457	1,734,239
Advance payments		223,206	282,160
Unamortized deferred acquisition cost		943,199	891,318
Other		84,476	74,759
Present value discount account		(113,302)	(118,035)
Allowances for impairment		(134,061)	(128,922)

	~~W~~	12,459,321	9,356,793

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
28.	Pledged assets
(a) Assets pledged as collateral as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Securities
Trading assets	~~W~~	50	4,021,168
Financial assets designated at fair value through profit or loss		—	240,428
Available-for-sale financial assets		1,736,274	1,579,223
Held-to-maturity financial assets		4,742,401	4,761,563

		6,478,725	10,602,382

Deposits		2,020	2,743
Real estate		181,096	245,309

	~~W~~	6,661,841	10,850,434

(*)	The carrying amounts of asset pledged as collateral for transferred assets that the transferees have the right by contract or custom to sell or repledge as of March 31, 2011 and December 31, 2010 were ~~W~~5,778,707 million and ~~W~~5,433,271 million, respectively.
(b)	The fair value of financial assets accepted as collateral that the Group is permitted to sell or repledge in the absence of default as of March 31, 2011 and December 31, 2010 was as follows:

	2011			2010
	Collateral		Collateral sold or	Collateral	Collateral sold or
	held		repledged	held	repledged
Cash and due from banks	~~W~~	—	—	3,000	—
Securities		2,518,924	—	1,227,915	—

	~~W~~	2,518,924	—	1,230,915	—

29.	Deposits
Details of deposits as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Demand deposits	~~W~~	48,900,221	47,798,801
Time deposits		94,748,886	91,002,506
Negotiable certificates of deposits		3,596,510	3,461,483
Note discount deposits		4,936,234	4,494,294
Cash management account deposits		1,161,365	1,628,543
Gold deposits		255,322	198,619
Others		1,291,171	1,031,035

	~~W~~	154,889,709	149,615,281

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
30.	Trading liabilities
Details of trading liabilities as of March 31, 2011 and December 31, 2010 were as follow:

	2011			2010
	Interest			Interest
	rate (%)	Amount		rate (%)	Amount
Debt securities sold	3.00~5.50	~~W~~	837,732	3.28~5.50	~~W~~	624,358
31.	Financial liabilities designated at fair value through profit or loss
Details of financial liabilities designated at fair value through profit or loss as of March 31, 2011 and December 31, 2010 were as follow:

	2011		2010
Borrowings	~~W~~	2,395,051	1,953,519
32.	Debt securities issued
Details of debt securities issued as of March 31, 2011 and December 31, 2010 were as follows:

	2011			2010
	Interest			Interest
	rate (%)	Amount		rate (%)	Amount
Debt securities issued in won
Debt securities issued	3.09~9.00%	~~W~~	30,460,337	2.34~10.00%	~~W~~	30,904,239
Subordinated debt securities issued	5.32~10.00%		3,685,482	4.56~10.00%		3,485,824
Loss on fair value hedges			58,340			109,854
Discount on debt securities issued			(38,034)			(35,910)
Premium on debt securities issued			628			88

			34,166,753			34,464,095

Debt securities issued in foreign currency
Debt securities issued	0.83~8.13%		5,385,154	0.71~8.13%		5,451,143
Subordinated debt securities issued			—	5.13~5.75%		341,670
Loss on fair value hedges			35,401			42,044
Discount on debt securities issued			(16,962)			(12,684)

			5,403,593			5,822,173

		~~W~~	39,570,346		~~W~~	40,286,268

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
33.	Borrowings
Details of borrowings as of March 31, 2011 and December 31, 2010 were as follows:

	2011			2010
	Interest			Interest
	rate (%)	Amount		rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.25~2.00%	~~W~~	806,909	1.25%	~~W~~	777,407
Others	0.00~9.32%		5,158,415	0.00~9.32%		4,909,411

			5,965,324			5,686,818

Borrowings in foreign currency
Overdraft due to banks	0.00~5.77%		997,215	0.00~5.77%		1,191,963
Borrowings from banks	0.34~6.00%		3,169,916	0.57~5.97%		2,970,828
Others	1.04~5.90%		3,248,544	1.08~5.90%		2,978,157

			7,415,675			7,140,948

Call money	0.12~5.30%		1,706,772	0.15~2.80%		1,333,618
Bill sold	1.70~4.40%		60,551	1.70~4.40%		49,140
Bonds sold under repurchase agreements	0.01~8.84%		3,782,533	0.10~8.84%		3,660,326
Due to Bank of Korea in foreign currency	0.10%		208,391	0.10%		218,591
Present value discounts			(3,944)			(3,982)

		~~W~~	19,135,302		~~W~~	18,085,459

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
34.	Employee benefits
(a)	Defined benefit plan assets and liabilities
Defined benefit plan assets and liabilities as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Present value of defined benefit obligation	~~W~~	641,084	618,911
Fair value of plan assets		(461,722)	(448,859)

Recognized liabilities for defined benefit obligation	~~W~~	179,362	170,052

(b)	Movement in the present value of defined benefit obligation for the three-month period ended March 31, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Beginning balance	~~W~~	618,911	460,175
Current service cost		24,889	86,186
Interest expense		9,429	32,144
Actuarial losses(gains)		(39)	46,490
Benefit paid by the plan		(13,218)	(16,972)
Past service cost		—	10,304
Others		1,112	584

Ending balance	~~W~~	641,084	618,911

(c)	The present value of plan assets
Movement in the present value of plan assets for the three-month period ended March 31, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Beginning balance	~~W~~	(448,859)	(314,747)
Expected return on plan assets		(4,578)	(16,339)
Actuarial losses(gains)		(28)	90
Contributions paid into the plan		(20,528)	(127,942)
Benefit paid by the plan		12,271	10,079

Ending balance	~~W~~	(461,722)	(448,859)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
34.	Employee benefits, continued
(d)	Expense recognized in profit or loss
Details of expense recognized in profit or loss for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Current service costs	~~W~~	24,889	20,717
Interest expense		9,429	7,959
Expected return on plan assets		(4,578)	(2,940)
Actuarial gains(losses)		(67)	(1,282)

	~~W~~	29,673	24,454

The Group recognizes all profit or loss arising from defined benefit plans in general and administrative expenses.
(e)	Historical information of defined benefit plan assets and liabilities for the three-month period ended March 31, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Present value of defined benefit obligation	~~W~~	641,084	618,911
Fair value of plan assets		(461,722)	(448,859)
Deficit/surplus in the plan		179,362	170,052
Experience adjustments arising on plan liabilities		—	(4,095)
Experience adjustments arising on plan assets		—	1,282
(f)	Actuarial assumptions
Actuarial assumptions as of March 31, 2011 and December 31, 2010 were as follows:

		Assumptions	Descriptions
Discount rate		5.81~6.29%	AA Corporate bond yields
Expected return on plan assets		3.6~4.24%	Weighted average yield for the past
2.0~4.06%
Future salary increasing rate		+ Upgrade rate	Average for 5 years
Retirement rate	Permanent	1.018% ~ 100.000%	Average for 3 years
	Temporary	6.440% ~ 100.000%
Mortality rate	Male	0.023% ~ 0.130%	Mortality tables published by KIDI
	Female	0.010% ~ 0.068%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
35.	Share-based payments
(a)	Details of stock options granted as of March 31, 2011 were as follows:

	4th grant		5th grant		6th grant		7th grant
Grant date	March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won	~~W~~	28,006	~~W~~	38,829	~~W~~	54,560	~~W~~	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Contractual exercise period	Within 4 years		Within 4 years		Within 4 years		Within 4 years
	after 3 years		after 3 years		after 3 years		after 3 years
	from grant date		from grant date		from grant date		from grant date
Changes in number of shares granted:
Balance at January 1, 2011		1,582,484		2,526,903		1,082,469		661,804
Exercised or canceled		(266,399)		(207,110)		(56,613)		(42,026)

Balance at March 31, 2011		1,316,085		2,319,793		1,025,856		619,778

Assumptions used to determine the fair value of options:
Risk-free interest rate		3.36%		3.36%		3.44%		3.51%
Expected exercise period	6 months		1 year		1.5 years		2 years
Expected stock price volatility		24.40%		24.43%		25.29%		28.52%
Expected dividend yield		1.41%		1.41%		1.41%		1.41%
Weighted average fair value per share	~~W~~	21,961	~~W~~	12,302	~~W~~	4,772	~~W~~	8,943
The weighted average exercise price for 5,281,512 options outstanding as of March 31, 2011 is ~~W~~40,387.
(b)	Details of performance shares granted as of March 31, 2011 were as follows:

Content
Type	Cash-settled share-based payment
Service period	Since April 1, 2010 appointment and promotion
Performance conditions	Increase rate of stock price and achievement of target ROE
Number of shares estimated at March 31, 2011	226,239
Fair value per share in won	~~W~~49,850
The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. The fair value of cash payment is estimated using the closing share price at the end of reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won, except per share data)
35.	Share-based payments, continued
(c)	Details of share-based compensation costs for the three-month period ended March 31, 2011 were as follows:

	2011
	Employee of
		Shinhan
		Financial
		Group	Subsidiaries	Total
Stock options granted :
4th	~~W~~	(1,018)	(3,836)	(4,854)
5th		(1,455)	(6,258)	(7,713)
6th		(674)	(1,975)	(2,649)
7th		(1,086)	(2,921)	(4,007)
Performance share		(492)	1,029	537

	~~W~~	(4,725)	(13,961)	(18,686)

(d)	Details of accrued expenses and the intrinsic value as of March 31, 2011 were as follows:

	2011
	Employee of
	Shinhan
	Financial
	Group		Subsidiaries	Total
Stock options granted :
4th	~~W~~	4,459	24,444	28,903
5th		3,814	24,724	28,538
6th		608	4,287	4,895
7th		882	4,661	5,543
Performance share		1,127	10,151	11,278

	~~W~~	10,890	68,267	79,157

The intrinsic value of share-based payments is ~~W~~66,805 million based on the quoted market price ~~W~~49,850 per share for stock options and performance share.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
36.	Provisions
Details of provisions as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Asset retirement obligation	~~W~~	34,316	33,693
Expected loss related to litigation		100,524	101,132
Unused credit commitments		455,416	462,478
Bonus card points program		23,792	25,203
Financial guarantee contracts issued		135,673	170,982
Others		56,050	65,869

	~~W~~	805,771	859,357

37.	Liability under insurance contracts
(a)	Details of insurance liability as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Policy reserve	~~W~~	9,520,716	8,978,760
Policy holder’s equity adjustment		6,066	7,620

	~~W~~	9,526,782	8,986,380

(b)	Details of insurance contract and policy reserve including discretionary participation feature as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Insurance policy reserve
Interest rate linked	~~W~~	5,058,490	4,608,499
Fixed interest rate		4,197,492	4,121,284

		9,255,982	8,729,783

Investment contract including discretionary participation feature Interest rate linked		264,734	248,977

	~~W~~	9,520,716	8,978,760

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
37. Insurance liability, continued
(c)	Details of policy reserve including discretionary investment benefit as of March 31, 2011 and December 31, 2010 were as follows:

	2011
	Personal insurance
	Survival		Dead	Mixed	Subtotal
Premium reserve	~~W~~	2,215,060	4,603,322	2,087,341	8,905,723
Guarantee reserve		12,935	2,000	205	15,140
Unearned premium reserve		14	760	1	775
Reserve for outstanding claims		36,540	395,139	38,836	470,515
Interest rate difference guarantee reserve		2,744	290	23	3,057
Mortality gains reserve		8,622	9,278	482	18,382
Interest gains reserve		4,998	400	32	5,430
Long term duration dividend reserve		80	18	2	100
Reserve for policyholder’s profit dividend		3,908	—	—	3,908

	~~W~~	2,284,901	5,011,207	2,126,922	9,423,030

	Group insurance
	Guaranteed		Savings	Subtotal	Total
Premium reserve	~~W~~	56,589	455	57,044	8,962,767
Guarantee reserve		—	—	—	15,140
Unearned premium reserve		2,420	—	2,420	3,195
Reserve for outstanding claims		38,217	—	38,217	508,732
Interest rate difference guarantee reserve		—	—	—	3,057
Mortality gains reserve		5	—	5	18,387
Interest gains reserve		—	—	—	5,430
Long term duration dividend reserve		—	—	—	100
Reserve for policyholder’s profit dividend		—	—	—	3,908

	~~W~~	97,231	455	97,686	9,520,716

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
37. Insurance liability, continued

	2010
	Personal insurance
	Survival		Dead	Mixed	Subtotal
Premium reserve	~~W~~	2,120,412	4,487,431	1,780,827	8,388,670
Guarantee reserve		12,217	10	561	12,788
Unearned premium reserve		13	772	1	786
Reserve for outstanding claims		34,993	375,553	39,347	449,893
Interest rate difference guarantee reserve		2,760	294	23	3,077
Mortality gains reserve		8,717	9,463	500	18,680
Interest gains reserve		2,010	405	33	2,448
Long term duration dividend reserve		81	18	2	101
Reserve for policyholder’s profit dividend		6,355	—	—	6,355

	~~W~~	2,187,558	4,873,946	1,821,294	8,882,798

	Group insurance
	Guaranteed		Savings	Subtotal	Total
Premium reserve	~~W~~	57,409	451	57,860	8,446,530
Guarantee reserve		—	—	—	12,788
Unearned premium reserve		439	—	439	1,225
Reserve for outstanding claims		37,658	—	37,658	487,551
Interest rate difference guarantee reserve		—	—	—	3,077
Mortality gains reserve		5	—	5	18,685
Interest gains reserve		—	—	—	2,448
Long term duration dividend reserve		—	—	—	101
Reserve for policyholder’s profit dividend		—	—	—	6,355

	~~W~~	95,511	451	95,962	8,978,760

(d)	Details of reinsurance credit risk as of March 31, 2011 and December 31, 2010 were as follows:

	2011			2010
			Reinsurance		Reinsurance
	Reinsurance		account	Reinsurance	account
	assets		receivable	assets	receivable
AA- to AA+	~~W~~	295	734	199	1,119
A- to A+		1,268	2,114	1,142	24,054

	~~W~~	1,563	2,848	1,341	25,173

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
37. Insurance liability, continued
(e)	Details of gain (loss) on insurance for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Insurance income
Premium income	~~W~~	966,070	683,400
Reinsurance income		4,495	27,557
Separate account income		4,789	15,658

		975,354	726,615

Insurance expenses
Claims paid		345,208	289,650
Reinsurance premium expenses		3,790	27,299
Provision for policy reserves		541,735	305,830
Separate account expenses		4,789	15,658
Discount charge		80	104
Acquisition costs		159,306	111,621
Collection expenses		3,154	2,769
Deferred acquisition costs(-)		(146,734)	(110,870)
Amortization of deferred acquisition costs		94,853	94,853

		1,006,181	736,914

Net loss on insurance	~~W~~	(30,827)	(10,299)

38. Commitments and contingencies
(a)	Details of guarantees, acceptances and credit commitments as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Guarantees
Guarantee outstanding	~~W~~	8,636,615	8,792,374
Contingent guarantees		7,122,502	7,114,239

		15,759,117	15,906,613

Commitments to extend credit
Loan commitments in won		46,655,511	45,556,125
Loan commitments in foreign currency		16,709,124	17,066,134
Liquidity facilities to SPEs		2,470,167	5,353,977
Others		884,050	900,731

		66,718,852	68,876,967

Endorsed bills
Secured endorsed bills		9,706	12,119
Unsecured endorsed bills		12,959,086	12,322,165

		12,968,792	12,334,284

Loans sold with recourse		2,099	2,207

	~~W~~	95,448,860	97,120,071

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
38. Commitment and contingencies, continued
(b)	Allowance for acceptances and guarantees
i)	Details of allowance for acceptances and guarantees as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Guarantee outstanding:
In won
Financial stand-by letters of credit	~~W~~	110,630	127,411
Performance letters of credit and guarantees		1,135,928	1,108,687
Guarantees on loan collateral		102,208	112,789
Guarantees on debt securities		102,113	103,658
Guarantees on letter of credit		307,225	342,739

		1,758,104	1,795,284

In foreign currency
Financial stand-by letters of credit		604,243	660,849
Performance letters of credit and guarantees		5,202,018	5,180,094
Acceptances		1,051	582
Letters of guarantee		988,096	1,065,381
Other		83,103	90,184

		6,878,511	6,997,090

		8,636,615	8,792,374

Contingent guarantees:
Letters of credit		4,329,648	4,275,752
Performance letters of credit and guarantees		2,412,240	2,488,603
Financial stand-by letters of credit		380,614	349,884

		7,122,502	7,114,239

Liquidity facilities to SPEs:
SPC loan commitments		1,308,267	1,421,477
ABCP purchase commitments		1,161,900	3,932,500

		2,470,167	5,353,977

Endorsed bill		9,706	12,119

	~~W~~	18,238,990	21,272,709

ii)	The allowance for losses on guarantees of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Guarantees outstanding	~~W~~	15,759,117	15,906,613
Contingent guarantees		135,673	170,982

Ratio(%)		0.861%	1.075%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
38. Commitments and contingencies
(c)	Guaranteed fixed rate trust
As of March 31, 2011, the Group guaranteed repayment of principal and, in certain cases, minimum interest earnings on trust account assets under management in the amount of ~~W~~3,560,615 million. Additional losses may be recorded based on future performance of these guaranteed trust accounts.
(d)	Legal contingencies
As of March 31, 2011, the Group was involved in 354 pending lawsuits as a defendant (total claim amount: ~~W~~399,278 million) and recorded a provision of ~~W~~100,524 million and reserve of ~~W~~1,415 million with respect to these lawsuits in other liabilities. Management expects that the ultimate losses as a result of these lawsuits would not have a significant effect on the Group’s financial position or result of operations.
39. Other liabilities
Details of other liabilities as of March 31, 2011 and December 31, 2010 were as followings:

	2011		2010
Accounts payable	~~W~~	5,526,286	2,976,046
Accrued expenses		2,784,995	3,143,429
Income tax payable		477,244	251,274
Dividend payable		550,889	23,721
Advance receipts		135,869	125,109
Unearned income		295,145	291,964
Withholding value-added tax and other taxes		276,909	356,341
Securities deposit received		650,827	722,470
Foreign exchange remittances pending		284,356	170,762
Domestic exchange remittances pending		2,283,060	2,438,815
Borrowing from trust account		1,933,544	1,841,227
Due to agencies		436,337	434,044
Deposits for subscription		57,593	14,961
Other		5,534,240	3,615,440
Present value discount account		(29,648)	(29,424)

	~~W~~	21,197,646	16,376,179

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
40. Equity
(a)	Details of equity as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Capital stock:	~~W~~
Common stock		2,370,998	2,370,998
Preferred stock		218,555	218,555

		2,589,553	2,589,553

Capital surplus:
Share premium		8,444,105	8,444,105
Others		390,866	390,866

		8,834,971	8,834,971

Capital adjustments		(390,853)	(390,853)

Accumulated other comprehensive income:
Net change in fair value of available-for-sale financial assets		1,731,820	1,668,944
Share of the other comprehensive loss of associates, net		(1,362)	(1,312)
Foreign currency translation differences for foreign operations		(57,315)	(17,927)
Net gain (loss) from cash flow hedges		(7,264)	(21,931)
The other comprehensive income of separate account		1,205	1,721

		1,667,084	1,629,495

Retained earnings:
Legal reserve		3,277,834	1,152,507
Retained earnings		9,131,471	10,918,714

		12,409,305	12,071,221

Non-controlling interest		2,464,289	2,460,838

	~~W~~	27,574,349	27,195,225

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
40. Equity, continued
(b)	Capital stock
Details of preferred stock issued by the Group As of March 31, 2011 were as follows:

		Predetermined
	Number of	dividend rate (%)
	shares	(*)	Redeemable period
Redeemable preferred stock:
Series 10 (**)	28,990,000	7.00%	January 25, 2012 - January 25, 2027
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25%	January 25, 2012 - January 25, 2027

	43,711,000

(*)	Based on initial issuance price

(**)	The Group maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period. If the preferred shares are not redeemed by the end of the redeemable period, those rights will lapse.

(***)	Details with respect to the conversion right of the Group are as follows:
Conversion period : January 26, 2008 — January 25, 2012
Conversion ratio : One common stock per one preferred stock
Conversion price in won : ~~W~~57,806
The following redeemable preferred stocks classified as financial liabilities were redeemed as of March 31, 2011. As a result, the amount of capital stock in accordance with Commercial Law differs from the total par value of the outstanding capital stock.
Details of redeemable preferred stock as of March 31, 2011 were as follows:

Redemption		Number of shares
year	Redeemable preferred stock	redeemed	Par value
2010	Series 5	9,316,793	46,584
	Series 8	66,666	333
2009	Series 4	9,316,792	46,584
2008	Series 3	9,316,792	46,584
	Series 7	2,433,334	12,167
2007	Series 2	9,316,792	46,584
2006	Series 1	9,316,792	46,584
	Series 6	3,500,000	17,500

		52,583,961	262,920

Share capital of equity			218,555

Share capital under Commercial Law			481,475

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
40. Equity, continued
(c)	Details of accumulated other comprehensive income as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Net change in fair value of available-for-sale financial assets	~~W~~	1,731,820	1,668,944
Share of the other comprehensive loss of associates, net		(1,362)	(1,312)
Foreign currency translation differences for foreign operations		(57,315)	(17,927)
Net gain (loss) from cash flow hedges		(7,264)	(21,931)
The other comprehensive income of separate account		1,205	1,721

	~~W~~	1,667,084	1,629,495

(d)	Details of reclassification adjustments of the other comprehensive income for three-month period ended March 31, 2011 and 2010 were as follows:

	2011		2010
Foreign currency translation differences for foreign operations	~~W~~	(39,783)	(42,239)

Net change in fair value of available-for-sale financial assets
Net change in fair value		242,293	312,480
Net amount transferred to profit or loss		(155,212)	(198,045)

Net gain (loss) from cash flow hedges
Effective portion of changes in fair value		(29,629)	(141,647)
Net amount transferred to profit or loss		49,395	147,385
Share of other comprehensive income of associates		579	2,228
The other comprehensive income of separate account		(662)	1,437

		66,981	81,599

Income tax effects		(29,845)	(14,569)

	~~W~~	37,136	67,030

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
41. Legal reserve for loan loss
In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for legal reserve for loan loss.
(a)	Movements in legal reserve for loan loss including non-controlling interest for the three-month period ended March 31, 2011 were as follows:

	2011
Beginning balance	~~W~~	1,430,793
Reversal of reserve for bad debt		57,260

Ending balance	~~W~~	1,488,053

(b)	Details of income for the period and earnings per share after adjusting for legal reserve for loan loss for the three-month period ended March 31, 2011 were as follows:

	2011
Income for the period	~~W~~	924,320
Provision for legal reserve for loan loss		(56,814)
Income for the period after legal reserve		867,506
Basic earnings per share in won after legal reserve		1,710
Diluted earnings per share in won after legal reserve		1,672
42. Cash and cash equivalents
Details of cash and cash equivalents in the accompanying consolidated statements of cash flows for the three-month period ended March 31, 2011 and 2010 were as follows:

	2011		2010
Cash and cash equivalent	~~W~~	2,952,105	2,434,071
Balances with banks		3,557,472	2,526,525
Unrestricted balances with central banks		5,735,965	7,692,113

	~~W~~	12,245,542	12,652,709

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
43. Related parties
(a)	Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(b)	Transactions with key management personnel
i)	The amounts of loans to key management personnel and their immediate relatives as of March 31, 2011 and December 31, 2010 were ~~W~~2,205 million and ~~W~~1,679 million, respectively.
ii)	Key management personnel compensation for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Short-term employee benefits	~~W~~	12,341	18,109
Severance benefits		373	345
Share-based payment transactions		(3,100)	1,480

	~~W~~	9,614	19,934

(c)	The guarantees provided between the related parties as of March 31, 2011 and December 31, 2010 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parts	2011		2010	Account
Shinhan Bank	Aju Capital Co., Ltd.	~~W~~	110,043	110,815	Debt securities issued
“	“		1,831	1,883	Letter of credit

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
44. Plans and adoption of K-IFRS (Korean International Financial Reporting Standards)
(a)	First-time adoption of K-IFRSs
As stated in note 2(a), these are the Group’s first consolidated financial statements prepared in accordance with K-IFRSs.
The accounting policies set out in note 3 have been applied in preparing the financial statements for the three-month period ended March 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of an opening K-IFRS statement of financial position at January 1, 2010 (the Group’s date of transition).
In preparing its opening K-IFRS statement of financial position, the Group has adjusted amounts reported previously in financial statements prepared in accordance with previous K-GAAP. An explanation of how the transition from previous K-GAAP to K-IFRSs has affected the Group’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.
(b)	Differences between K-IFRS and previous K-GAAP
The areas of accounting under the current financial statements, for which the application of K-IFRS is expected to give rise to significant differences, include the scope of consolidation, goodwill, loss provision, revenue recognition, derecognition of financial instruments and employee benefits, among others. The details of significant differences are as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
44. Plans and adoption of K-IFRS (Korean International Financial Reporting Standards), continued

		K-IFRS	Previous K-GAAP
First-time adoption of K-IFRS	Business combinations	K-IFRS 1103, Business Combinations will not be applied retrospectively to business combinations occurring prior to the date of transition.	—

	Deemed cost	The Group elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.	—

	Cumulative translation differences	The cumulative translation difference of foreign operations as of the date of transition will be regarded as nil	—

	Derecognition of financial assets and financial liabilities	The derecognition requirements in K-IFRS 1039, Financial Instruments:
		Recognition and Measurement were applied prospectively for transactions occurred on or before the date of transition.	—

	Financial asset designated as available for sale	Although K-IFRS 1039, Financial Instruments:
	or financial instrument designated as a financial asset or financial liability at fair value through profit or loss	Recognition and Measurement permits a financial asset to be designated on initial recognition as available for sale or a financial instrument (provided it meets certain criteria) to be designated as a financial asset or financial liability at fair value through profit or loss, those designations are permitted at the date of transition. The Group elected to use these exemptions.	—

	Share-based payment transactions	K-IFRS 1102, Share-based Payment was applied retrospectively to equity instruments that were granted on or before the date of transition.	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
44. Plans and adoption of K-IFRS (Korean International Financial Reporting Standards), continued
(b)	Differences between K-IFRS and previous K-GAAP, continued

		K-IFRS	Previous K-GAAP
First-time adoption	Decommissioning	The amount that would have been	—
of K-IFRS	liabilities	included in the cost of the
	included in the	related asset when the liability
	cost of property,	first arose is estimated by
	plant and equipment	discounting the liability to
that date using its best
estimate of the historical
risk-adjusted discount rate(s)
that would have applied for that
liability over the intervening
period.

	Leases	K-IFRS 1017, Leases will be
applied retrospectively to
leases occurring prior to the
		date of transition.	—

The deemed costs for investments
	Investments in	in subsidiaries, jointly
	subsidiaries,	controlled entities and
	jointly controlled	associates at cost were K-GAAP
	entities and	carrying amounts at the date of
	associates	transition.	—

Basis of financial statement preparation		Consolidated financial statements	Individual financial statements

Consolidation scope		If the Group has dominant	Based on the Act on External
		influence or control over the	Audit of Corporations, a stock
		subsidiary including special	company, whose total value of
		purpose vehicle(s) “SPV”, the	assets is less than ~~W~~10
		subsidiary is included in the	billion as of the end of the
		Group’s consolidation scope	immediate preceding fiscal
		regardless of the size of the	year, shall not be considered
		subsidiary.	a subsidiary. Consolidation
of an SPV is not stipulated in
K-GAAP.

Goodwill		Goodwill acquired in a business	Goodwill acquired in a
		combination is not amortized and	business combination is
		is allocated to cash-generating	amortized on a straight-line
		units “CGUs” or groups of CGUs	basis over its estimated
		and tested for impairment	useful life not to exceed 20
		annually whenever there is any	years.
indication that they may be
impaired.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
44. Plans and adoption of K-IFRS (Korean International Financial Reporting Standards), continued
(b)	Differences between K-IFRS and previous K-GAAP, continued

	K-IFRS	Previous K-GAAP
Allowance for loan losses	Allowance for loan losses that has been incurred but not yet identified are estimated at a specific asset and collective level using the historical experience.	Allowance for loan losses is estimated at a greater of the amount resulting from the expected loss method reasonably estimated using the historical experience and the amount estimated based on the asset classification guidelines of the Financial Services Commission in accordance with the Regulations for the Supervision of Financial Institutions.

Revenue recognition	All fees associated with origination of loans are deferred and recognized over the expected life of the loan using the effective interest method as an adjustment to the loan balance and interest income.	Fees directly associated with origination of loans are deferred and recognized over the maturity of the loan using the effective interest method as an adjustment to the loan balance and interest income.

Financial instrument: measurement	The appropriate fair value for an asset held or liability to be issued is usually the current bid price and, for an asset to be acquired or liability held, the asking price. Bid-ask adjustment is applied when measuring financial instrument at fair value.

The fair value is measured reflecting credit risk.	Bid price and asking price are not reflected in the fair value of financial instruments. Credit risk is not required to be considered in measuring fair value.

In accordance with Best practice for business process of derivative transactions provided by Financial Supervisory Service, counterparty’s credit risk is considered in measuring fair value of OTC derivatives.

Derecognition of financial instruments	Dependent on the extent to which it retains the risks and rewards of ownership of the financial asset, the transferred asset continues to be recognized, is derecognized or continues to be recognized to the extent of its continuing involvement in the financial asset.	Dependent on whether or not the Group retains control over the financial assets, the transferred asset continues to be recognized or derecognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
44. Plans and adoption of K-IFRS (Korean International Financial Reporting Standards), continued
(b)	Differences between K-IFRS and previous K-GAAP, continued

	K-IFRS	Previous K-GAAP
Change in depreciation method	The depreciation method applied to an asset shall be reviewed at least at each fiscal year-end and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate.	The depreciation method shall be applied consistently from period to period unless there are justifiable reasons. The depreciation method for the same kind of property and equipment is applied to newly acquired assets.

Employee benefits	Under the Projected Unit Credit Method, the Group recognizes a defined benefit obligation calculated using an actuarial technique and a discount rate based on the present value of the projected benefit obligation.	The Group establishes an allowance for severance liability equal to the amount which would be payable if all employees left at the end of the reporting period.

Customer loyalty program	The Group allocates some of the consideration received or receivable from the sales transaction to the award credits and defers the recognition of revenue.	The Group recognizes as provision or accounts payable.

Classification of investment property	A property that is held to earn rentals or for capital appreciation or both is classified as investment property.	A property that is held to earn rentals or for capital appreciation or both is classified as property, plant and equipment.

Valuation method of property, plant and equipment and investment property	An entity shall choose either the cost model or the revaluation model and shall apply that policy to an entire class of property, plant and equipment. The Group chooses the cost model.	An entity shall choose either the cost model or the revaluation model as its accounting policy. The Group chooses the cost model.

Presentation of liabilities and equity	The issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.	Classified under Commercial Law

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
44. Plans and adoption of K-IFRS (Korean International Financial Reporting Standards), continued
(c)	Summary of the effects of the adoption of K-IFRS on the Group’s financial position and the results of its operation
This summary of the effects on the Group’s financial position and the results of its operation described below are based on the consolidated financial statements, and may change in the future as a result of additional analysis, revised standards, etc.
i)	The effects on the Group’s financial position due to the adoption of K-IFRS as of the date of transition to K-IFRS, January 1, 2010 are as follows:

	Total assets		Total liabilities	Total equity
Previous K-GAAP	~~W~~	255,018,087	233,895,061	21,123,026
Adjustment for:
Changes in the consolidated entities		1,093,597	1,145,679	(52,082)
Allowance for loan losses		1,177,796	—	1,177,796
Allowance for unused loan commitments		—	(292,341)	292,341
Effective interest		(83,596)	(70,413)	(13,183)
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		61,307	23,889	37,418
Impairment of securities		(50,923)	—	(50,923)
Goodwill		(264,026)	—	(264,026)
Convertible preferred stock		—	180,464	(180,464)
Hybrid bond		—	(2,529,787)	2,529,787
Deemed cost for land and buildings		628,740	—	628,740
Defined benefit obligation (Actuarial valuation )		—	57,994	(57,994)
Fair value of share based payment		—	17,435	(17,435)
Other		21,042	(67,811)	88,853
Tax effect on adjustments		(145,522)	353,939	(499,461)

Total adjustment		2,438,415	(1,180,952)	3,619,367

K-IFRS	~~W~~	257,456,502	232,714,109	24,742,393

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
44. Plans and adoption of K-IFRS (Korean International Financial Reporting Standards), continued
ii)	The effects on the Group’s results of its operations for the three-month period ended of March 31, 2010 are as follows:

			Total Comprehensive
	Net Income (*)		income (*)
Previous K-GAAP	~~W~~	779,042	852,582

Adjustment for:
Changes in the consolidated entities		(7,531)	75,427
Allowance for loan losses		(18,779)	(17,711)
Allowance for unused loan commitments		13,928	14,058
Effective interest		(1,286)	(1,286)
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		27,469	27,603
Impairment of securities		(1,081)	(482)
Goodwill		144,191	144,191
Convertible preferred stock		(3,866)	(3,866)
Hybrid bond		(15,897)	(15,897)
Deemed cost for land and buildings		(1,702)	(1,702)
Defined benefit obligation (actuarial valuation )		21,895	21,895
Fair value of share based payment		(5,431)	(5,431)
Other		(4,767)	(43,246)
Tax effect on adjustments		(8,679)	(62,769)

Total adjustment		138,464	130,784

K-IFRS	~~W~~	917,506	983,366

(*)	Attributable to equity holders of the controlling company

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
44. Plans and adoption of K-IFRS (Korean International Financial Reporting Standards), continued
iii)	The effects on the Group’s financial position due to the adoption of K-IFRS as of December 31, 2010 and results of its operations for the year end of December 31, 2010 are as follows:

						Total
				Total	Net	Comprehensive
	Total assets		Total liabilities	equity	Income (*)	income (*)
Previous K-GAAP	~~W~~	266,031,752	242,833,716	23,198,036	2,383,936	2,583,369

Adjustment for:
Changes in the consolidated entities		(135,031)	(261,518)	126,487	(57,800)	168,788
Allowance for loan losses		984,211	—	984,211	(192,918)	(193,504)
Allowance for unused loan commitments		—	(330,423)	330,423	38,184	38,268
Effective interest		(51,663)	(54,351)	2,688	16,802	16,802
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		102,002	72,079	29,923	(7,651)	(7,494)
Impairment of securities		(37,079)	—	(37,079)	(10,586)	7,940
Goodwill		314,105	—	314,105	566,904	566,904
Convertible preferred stock		—	—	—	(9,924)	(9,924)
Hybrid bond		13,476	(2,523,379)	2,536,855	9,340	9,340
Deemed cost for land and buildings		620,522	—	620,522	(7,919)	(7,919)
Defined benefit obligation (actuarial valuation )		—	110,345	(110,345)	(52,141)	(52,141)
Fair value of share based payment		—	15,663	(15,663)	1,773	1,773
Other		91,107	407,726	(316,619)	(21,822)	(278,751)
Tax effect on adjustments		(62,650)	405,669	(468,319)	28,411	33,585

Total adjustment		1,839,000	(2,158,189)	3,997,189	300,653	293,667

K-IFRS	~~W~~	267,870,752	240,675,527	27,195,225	2,684,589	2,877,036

(*)	Attributable to equity holders of the controlling company